Exhibit 99.1

Report to Shareholders for the Second Quarter, 2013 www.cibc.com May 30, 2013

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2013.

Second quarter highlights

•	Reported net income was $876 million, compared with $811 million for the second quarter a year ago, and $798 million for the prior quarter.
•	Adjusted net income was $876(1) million, compared with $840(1) million for the second quarter a year ago, and $895(1) million for the prior quarter.
•	Reported diluted earnings per share was $2.12, compared with $1.90 for the prior year quarter, and $1.91 for the prior quarter.
•	Adjusted diluted earnings per share was $2.12(1), compared with $2.00(1) for the prior year quarter, and $2.15(1) for the prior quarter.

Results for the second quarter of 2013 were affected by the following items of note:

•	$27 million ($20 million after-tax or $0.05 per share) income from the structured credit run-off business;
•	$21 million ($15 million after-tax or $0.04 per share) loan losses in our exited European leveraged finance portfolio; and
•	$6 million ($5 million after-tax or $0.01 per share) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at April 30, 2013 was 9.7%, and our Tier 1 capital ratio and Total capital ratio were 12.2% and 15.5%, respectively, on an all-in basis compared to Basel III Common Equity Tier 1 ratio of 9.6%, Tier 1 capital ratio of 12.0% and Total capital ratio of 15.3% in the prior quarter.

Return on common shareholders’ equity for the second quarter was 22.3%.

CIBC announced a quarterly dividend increase of 2 cents per common share to 96 cents per share.

CIBC delivered solid results this quarter across our core businesses in Retail and Business Banking, Wealth Management and Wholesale Banking. These results reflect our strong focus on our clients as well as our underlying business fundamentals.

Core business performance

Retail and Business Banking reported net income of $604 million for the second quarter, up $48 million or 9% from the same quarter last year.

Revenue of $2.0 billion was up $32 million or 2% from the second quarter of 2012, primarily due to volume growth across most products, wider spreads, and higher fees. Provision for credit losses of $233 million was down $38 million, or 14%, from the same quarter last year due to lower write-offs and bankruptcies in the cards portfolio.

During the second quarter of 2013, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing client experience:

•

We continued to invest in our distribution platform, opening 10 branches in the first half of fiscal 2013 to better serve our clients. We now offer expanded evening and Saturday hours at over 650 of our branches, as well as Sunday hours at over 100 branches;

•	In April, we launched the CIBC Everyday Banking Bundle and the CIBC Premium Banking Bundle to make it easier for our clients to bank with us and reward them for doing so;
•

We launched Break Away to our Imperial Service teams across the country. Break Away, a leadership training program to support frontline best practices, has successfully demonstrated that through a consistent approach to sales and service delivery we can significantly improve sales and client experience results; and

•

Post quarter-end, we announced the availability of CIBC Mobile Payments to Android smartphones, starting with the Samsung Galaxy S3 from Rogers. This builds on our leadership in the mobile payments space. Last October, CIBC became the first bank in Canada to provide consumers with the ability to complete credit card transactions via their smartphone.

Wealth Management reported net income of $92 million for the second quarter, up 16% from the same quarter last year.

Revenue of $443 million was up $25 million or 6% compared to the second quarter of 2012, primarily due to higher client assets under management driven by higher long-term net sales of mutual funds.

During the second quarter of 2013, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•

We announced our intention to acquire Atlantic Trust Private Wealth Management from its parent company Invesco Ltd. as part of our strategic plan to grow our North American wealth management business; and

•	We continue to maintain momentum in our retail fund business with 17 consecutive quarters of positive long-term net sales.

Wholesale Banking reported net income of $198 million for the second quarter, up $107 million from the prior quarter, which included a settlement charge shown as an item of note. Excluding items of note, adjusted net income was $193(1) million, down $7 million from the prior quarter.

Revenue of $580 million was up $17 million or 3% from the prior quarter, primarily due to higher revenue in the structured credit run-off business and U.S. real estate finance, partially offset by lower capital markets revenue.

In support of its objective to be the premier client-focused wholesale bank centred in Canada, Wholesale Banking acted as:

•	Financial advisor to Inmet Mining on its sale to First Quantum Minerals for $4.6 billion;
•	Joint bookrunner and administrative agent in the refinancing of Hydro-Québec’s US$2.0 billion revolving credit facility;
•	Joint bookrunner of TELUS Corporation’s $1.7 billion dual-tranche bond offering;
•	Financial advisor, joint underwriter, joint bookrunner and administrative agent for Leon’s Furniture Limited’s $500 million acquisition financing to acquire The Brick; and
•	Joint lead and joint bookrunner on the Province of Manitoba’s US$500 million global debt offering.

In summary, CIBC delivered solid performance during the second quarter. The investments we are making in our retail and business banking, wealth management and wholesale banking businesses are furthering our strength and positioning us well for the future.

CIBC in our communities

CIBC is committed to supporting organizations that help make our communities stronger and healthier. During the quarter CIBC announced:

•	A $1 million sponsorship of the National Arts Centre (NAC) Gala in support of the National Youth and Education Trust;
•	A $500,000 donation to London Health Sciences Foundation;
•	A $250,000 donation to the Ottawa Hospital to support the hospital’s Breast Health Centre; and
•	A $250,000 donation to the IWK’s Women’s & Newborn Health Program in Halifax to help redevelop the operating suites and recovery area at the IWK Health Centre.

As the official Canadian bank in association with VISA of the 2014 FIFA World Cup Brazil™, CIBC hosted the 2014 FIFA World Cup Winner’s Trophy at an event for more than 4,000 clients, employees and the public to celebrate Canada’s diverse communities and passion for sports.

For a second consecutive year, CIBC was ranked as the strongest bank in Canada, strongest in North America and third strongest in the world by Bloomberg Markets. During the quarter, CIBC was also named as one of the:

•	Best Workplaces in Canada 2013 by the Great Place to Work Institute;
•	Best Employers for New Canadians 2013 and Canada’s Best Diversity Employers 2013 by Mediacorp; and
•	Top Brands 2013 in Canada by the Reputation Institute.

These awards reflect our strategy to be a lower risk bank that generates consistent and sustainable earnings over the long term, while achieving strategic growth; and demonstrate our commitment to creating an environment where all employees can excel.

Gerald T. McCaughey

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

2	CIBC SECOND QUARTER 2013

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2013, compared with corresponding periods. The MD&A should be read in conjunction with our 2012 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of May 29, 2013. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 182 to 185 of our 2012 Annual Report.

External reporting changes	Contents

Basel III	4	Second quarter financial highlights	19	Off-balance sheet arrangements

We adopted the Office of the Superintendent of Financial Institution’s (OSFI) revised Capital Adequacy Requirements (CAR) Guideline effective January 2013. The revised CAR Guideline reflects the changes to capital requirements, commonly referred to as Basel III, that have been issued by the Basel Committee on Banking Supervision (BCBS).

	5	Overview	20	Management of risk
	5	Financial results	20	Risk overview
	7	Significant events	20	Credit risk
	7	Outlook for calendar year 2013	26	Market risk
	7	Review of quarterly financial information	28	Liquidity risk
			32	Strategic risk
	9	Non-GAAP measures	32	Insurance risk
	9	Strategic business units overview	32	Operational risk
			33	Reputation and legal risk
	10	Retail and Business Banking	33	Regulatory risk
	12	Wealth Management	33	Environmental risk
	13	Wholesale Banking	34	Accounting and control matters
	16	Corporate and Other
	17	Financial condition	34	Critical accounting policies and estimates
	17	Review of condensed consolidated balance sheet
			37	U.S. regulatory developments
	17	Capital resources	37	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Overview – Income taxes”, “Overview – Outlook for calendar year 2013”, “Review of quarterly financial information”, “Capital resources”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, and “Accounting and control matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2013” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2013	3

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
	Financial results ($ millions)
	Net interest income	$1,823	$1,855	$1,753	$3,678	$3,595
	Non-interest income	1,316	1,326	1,331	2,642	2,646
	Total revenue	3,139	3,181	3,084	6,320	6,241
	Provision for credit losses	265	265	308	530	646
	Non-interest expenses	1,821	1,987	1,764	3,808	3,555
	Income before taxes	1,053	929	1,012	1,982	2,040
	Income taxes	177	131	201	308	394
	Net income	$876	$798	$811	$1,674	$1,646
	Net income attributable to non-controlling interests	$2	$2	$1	$4	$4
	Preferred shareholders	25	25	44	50	100
	Common shareholders	849	771	766	1,620	1,542
	Net income attributable to equity shareholders	$874	$796	$810	$1,670	$1,642
	Financial measures
	Reported efficiency ratio	58.0%	62.5%	57.2%	60.3%	57.0%
	Adjusted efficiency ratio (1)	56.6%	56.1%	55.1%	56.3%	55.2%
	Loan loss ratio (2)	0.47%	0.42%	0.53%	0.44%	0.53%
	Return on common shareholders’ equity	22.3%	19.9%	22.1%	21.1%	22.2%
	Net interest margin	1.85%	1.83%	1.82%	1.84%	1.84%
	Net interest margin on average interest-earning assets (3)	2.14%	2.12%	2.11%	2.13%	2.13%
	Return on average assets (4)	0.89%	0.79%	0.84%	0.84%	0.84%
	Return on average interest-earning assets (3)(4)	1.03%	0.91%	0.98%	0.97%	0.98%
	Total shareholder return	(2.02)%	7.13%	(1.12)%	4.97%	1.63%
Common share information
Per share ($)	– basic earnings	$2.12	$1.91	$1.90	$4.03	$3.84
	– reported diluted earnings	2.12	1.91	1.90	4.03	3.83
	– adjusted diluted earnings (1)	2.12	2.15	2.00	4.27	3.97
	– dividends	0.94	0.94	0.90	1.88	1.80
	– book value	39.11	38.07	35.22	39.11	35.22
Share price ($)	– high	84.70	84.10	78.00	84.70	78.00
	– low	77.02	76.70	73.27	76.70	68.43
	– closing	80.57	83.20	74.53	80.57	74.53
Shares outstanding (thousands)	– weighted-average basic	400,400	403,332	403,058	401,890	402,068
	– weighted-average diluted	400,812	403,770	403,587	402,315	402,590
	– end of period	399,811	401,960	404,945	399,811	404,945
	Market capitalization ($ millions)	$32,213	$33,443	$30,181	$32,213	$30,181
	Value measures
	Dividend yield (based on closing share price)	4.8%	4.5%	4.9%	4.7%	4.9%
	Reported dividend payout ratio	44.2%	49.2%	47.4%	46.6%	46.9%
	Adjusted dividend payout ratio (1)	44.2%	43.7%	45.0%	43.9%	45.3%
	Market value to book value ratio	2.06	2.19	2.12	2.06	2.12
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$78,361	$72,656	$68,695	$78,361	$68,695
	Loans and acceptances, net of allowance	252,292	251,139	251,487	252,292	251,487
	Total assets	397,705	392,783	387,458	397,705	387,458
	Deposits	307,353	306,304	297,111	307,353	297,111
	Common shareholders’ equity	15,638	15,303	14,260	15,638	14,260
	Average assets	404,782	402,313	391,646	403,527	393,909
	Average interest-earning assets (3)	350,136	347,020	337,852	348,552	338,718
	Average common shareholders’ equity	15,583	15,361	14,095	15,470	13,959
	Assets under administration (5)	1,468,429	1,429,049	1,397,624	1,468,429	1,397,624
	Balance sheet quality measures (7)
	Basel III – Transitional basis
	Risk-weighted assets (RWA) ($ billions)	$138.3	$134.8	n/a	$138.3	n/a
	Common Equity Tier 1 (CET1) ratio	11.5%	11.5%	n/a	11.5%	n/a
	Tier 1 capital ratio	12.4%	12.4%	n/a	12.4%	n/a
	Total capital ratio	15.2%	15.3%	n/a	15.2%	n/a
	Basel III – All-in basis
	RWA ($ billions)	$125.9	$126.4	n/a	$125.9	n/a
	CET1 ratio	9.7%	9.6%	n/a	9.7%	n/a
	Tier 1 capital ratio	12.2%	12.0%	n/a	12.2%	n/a
	Total capital ratio	15.5%	15.3%	n/a	15.5%	n/a
	Basel II
	RWA ($ billions)	n/a	n/a	$113.3	n/a	$113.3
	Tier 1 capital ratio	n/a	n/a	14.1%	n/a	14.1%
	Total capital ratio	n/a	n/a	17.7%	n/a	17.7%
	Other information
	Retail / wholesale ratio (1)(6)	78% / 22%	78% / 22%	76% / 24%	78% / 22%	76% / 24%
	Full-time equivalent employees (8)	43,057	42,793	42,267	43,057	42,267
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business and mortgages that are greater than 90 days delinquent; and net credit card write-offs.
(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.
(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
(6)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.
(7)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal 2012 measures are based on Basel II.
(8)	Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full time units based on actual hours of paid work during a given period.
n/a	Not applicable.

4	CIBC SECOND QUARTER 2013

Overview

Financial results

Reported net income for the quarter was $876 million, compared to $811 million for the same quarter last year and $798 million for the prior quarter. Net income for the six months ended April 30, 2013 was $1,674 million, compared to $1,646 million for the same period in 2012.

Reported diluted earnings per share (EPS) for the quarter was $2.12, compared to $1.90 for the same quarter last year and $1.91 for the prior quarter. Reported diluted EPS for the six months ended April 30, 2013 was $4.03 compared to $3.83 for the same period in 2012.

Adjusted diluted EPS for the quarter was $2.12(1), compared to $2.00(1) for the same quarter last year and $2.15(1) for the prior quarter. Adjusted diluted EPS for the six months ended April 30, 2013 was $4.27(1), compared to $3.97(1) for the same period in 2012.

Net income for the current quarter was affected by the following items of note:

•	$27 million ($20 million after-tax) income from the structured credit run-off business (Wholesale Banking);
•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking); and
•

$6 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $29 million, provision for credit losses by $21 million and non-interest expenses by $8 million. In aggregate, the impact of these items of note on net income was nil.

Net interest income(2)

Net interest income was up $70 million or 4% from the same quarter last year, primarily due to higher trading-related net interest income and wider retail spreads, partially offset by lower treasury-related net interest income. The prior year quarter included the hedge accounting loss on leveraged leases, shown as an item of note.

Net interest income was down $32 million or 2% from the prior quarter primarily due to fewer days in the quarter.

Net interest income for the six months ended April 30, 2013 was up $83 million or 2% from the same period in 2012, primarily due to higher trading-related net interest income, wider retail spreads, and volume growth across most retail products, partially offset by lower treasury-related net interest income. The same period in 2012 included the hedge accounting loss on leveraged leases shown as an item of note.

Non-interest income(2)

Non-interest income was down $15 million or 1% from the same quarter last year, primarily due to trading losses in the current quarter compared to trading income in the prior year quarter, partially offset by higher mutual fund fees.

Non-interest income was down $10 million or 1% from the prior quarter primarily due to trading losses in the current quarter compared to trading income in the prior quarter, partially offset by higher gains net of write-downs on available-for-sale (AFS) securities and higher mutual fund fees. The prior quarter had a gain on sale of the private wealth management business, included as an item of note.

Non-interest income for the six months ended April 30, 2013 was comparable to the same period in 2012. Higher mutual fund and credit fees were largely offset by lower trading income. The current year period had the gain on sale of the private wealth management business included as an item of note, while the prior year period had a gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU), also included as an item of note.

Provision for credit losses

Provision for credit losses was down $43 million or 14% from the same quarter last year. In Retail and Business Banking, provisions were down mainly due to lower write-offs and bankruptcies in the cards portfolio. In Wholesale Banking, provisions were up due to losses in the exited European leveraged finance portfolio in the current quarter, partially offset by lower losses in the U.S. real estate finance portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean International Bank (CIBC FirstCaribbean).

Provision for credit losses was the same as the prior quarter. In Retail and Business Banking, provisions were down mainly due to lower bankruptcies and write-offs in the cards portfolio. In Wholesale Banking, provisions were up due to losses in the exited European leveraged finance portfolio, partially offset by lower losses in the U.S. real estate finance portfolio. In Corporate and Other, the provision for collective allowance reported in this segment was lower.

Provision for credit losses for the six months ended April 30, 2013 was down $116 million or 18% from the same period in 2012. In Retail and Business Banking, provisions were down mainly due to lower write-offs and bankruptcies in the cards portfolio. In Wholesale Banking, provisions were down due to lower losses in the U.S. real estate finance portfolio, partially offset by losses in the exited European leveraged finance portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean and the provision for collective allowance reported in this segment was lower.

Non-interest expenses

Non-interest expenses were up $57 million or 3% compared to the same quarter last year, primarily due to higher employee compensation and benefits.

Non-interest expenses were down $166 million or 8% from the prior quarter, primarily due to lower expenses in the structured credit run-off business, which included a settlement charge in the prior quarter shown as an item of note, and lower employee compensation.

Non-interest expenses for the six months ended April 30, 2013 were up $253 million or 7% from the same period in 2012, primarily due to higher expenses in the structured credit run-off business in the current period, which included a settlement charge shown as an item of note, and higher employee compensation and benefits.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC SECOND QUARTER 2013	5

Income taxes

Income tax expense was down $24 million or 12% from the same quarter last year. The impact of higher income was more than offset by the impact of higher tax-exempt income.

Income tax expense was up $46 million or 35% from the prior quarter, mainly due to higher income.

Income tax expense for the six months ended April 30, 2013 was down $86 million or 22% from the same period in 2012, mainly due to higher tax-exempt income and an increase in the relative proportion of income subject to lower income tax rates.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal (FCA) and on May 6, 2013, the FCA found in CIBC’s favour on all grounds. If the Crown does not seek to appeal these rulings, we would expect the TCC trial on the deductibility of the Enron charges to commence in the latter part of 2014 or 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $189 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the six months ended
$ millions	Apr. 30, 2013 vs. Apr. 30, 2012	Apr. 30, 2013 vs. Jan. 31, 2013	Apr. 30, 2013 vs. Apr. 30, 2012
Estimated increase in:
Total revenue	$9	$8	$3
Provision for credit losses	1	1	–
Non-interest expense	4	4	1
Income taxes	–	–	–
Net income	4	3	2
Average US$ appreciation relative to C$	2.7%	2.3%	0.4%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q1, 2013

•

$148 million ($109 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);

•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $28 million, non-interest expenses by $165 million, and decreased income tax expenses by $40 million. In aggregate, these items of note decreased net income by $97 million.

Q2, 2012

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Wholesale Banking);
•	$10 million ($7 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•

$7 million ($6 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $3 million after-tax in Corporate and Other).

The above items of note decreased revenue by $29 million, increased non-interest expenses by $16 million, and decreased income tax expenses by $16 million. In aggregate, these items of note decreased net income by $29 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

Q1, 2012

•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•	$35 million ($26 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $5 million after-tax in Corporate and Other).

The above items of note increased revenue by $10 million, non-interest expenses by $17 million, and decreased income tax expenses by $9 million. In aggregate, these items of note increased net income by $2 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$18 million premium paid on preferred share redemptions.

6	CIBC SECOND QUARTER 2013

Significant events

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$20 billion in assets under management, provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in early fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management SBU.

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the quarter ended January 31, 2013. CIBC’s other businesses in Asia were unaffected by this transaction.

Lehman Brothers bankruptcy proceedings

During the quarter ended January 31, 2013, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

Outlook for calendar year 2013

Moderate economic growth is likely to continue in both Canada and the U.S. in 2013. Real GDP gains are likely to be in the vicinity of 2% in the U.S. and slightly below that pace in Canada, in the face of soft growth overseas, and ongoing fiscal tightening. We expect European governments will prevent sovereign debt troubles from spilling over into a larger Eurozone banking crisis but fiscal tightening has left Europe in a mild recession. In the U.S., improving household credit fundamentals and continued recovery in home building will help offset the drag from tighter fiscal policy.

Canada’s economy will benefit from a pick-up in oil output, but will see somewhat less robust domestic demand. Government spending will remain a slight negative for growth as fiscal tightening continues. Consumer demand will be supported by ongoing job creation, but will be held close to income gains as the appetite for credit is held in check by existing high debt levels, even with the Bank of Canada avoiding interest rate increases through 2013. Housing is turning from a strong growth contributor to a slight negative this year as the impact of softer sales shows up in a modest retreat in construction activity.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should continue at a healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see an improvement in demand for equities and other risk assets over the course of 2013 as global uncertainties are gradually resolved.

Wholesale Banking will continue to benefit from a healthy pace of debt financings as both governments and corporations take advantage of low interest rates and robust market conditions. Equity issuance could improve over the course of the year as global growth uncertainties are gradually resolved, a trend that should also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended		2013				2012		2011
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	Revenue
	Retail and Business Banking	$2,036	$2,065	$2,036	$2,085	$2,004	$2,029	$2,076	$2,035
	Wealth Management	443	432	420	401	418	435	396	404
	Wholesale Banking (1)	580	563	575	527	463	495	561	503
	Corporate and Other (1)	80	121	128	136	199	198	162	189
	Total revenue	$3,139	$3,181	$3,159	$3,149	$3,084	$3,157	$3,195	$3,131
	Net interest income	$1,823	$1,855	$1,848	$1,883	$1,753	$1,842	$1,776	$1,785
	Non-interest income	1,316	1,326	1,311	1,266	1,331	1,315	1,419	1,346
	Total revenue	3,139	3,181	3,159	3,149	3,084	3,157	3,195	3,131
	Provision for credit losses	265	265	328	317	308	338	306	310
	Non-interest expenses	1,821	1,987	1,829	1,831	1,764	1,791	1,920	2,005
		1,053	929	1,002	1,001	1,012	1,028	969	816
	Income taxes	177	131	150	160	201	193	212	225
	Net income	$876	$798	$852	$841	$811	$835	$757	$591
	Net income attributable to:
	Non-controlling interests	$2	$2	$2	$2	$1	$3	$3	$2
	Equity shareholders	874	796	850	839	810	832	754	589
EPS	– basic	$2.12	$1.91	$2.02	$2.00	$1.90	$1.94	$1.80	$1.35
	– diluted	2.12	1.91	2.02	2.00	1.90	1.93	1.79	1.33
(1)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

CIBC SECOND QUARTER 2013	7

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by the continued low interest rate environment and attrition in our exited FirstLine mortgage business.

Wealth Management revenue has benefitted from continued strong net sales of long-term mutual funds and higher average assets under management. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011 and a gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions, and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The second quarter of 2012 included the hedge accounting loss on leveraged leases. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation and a loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis.

Corporate and Other includes the offset related to tax-exempt income noted above. The second half of 2012 and first half of 2013 had lower unallocated treasury revenue. The first quarter of 2013 included a gain on sale of the private wealth management business (Asia).

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the cards portfolio declined in 2012 and the first half of 2013. In Wholesale Banking, the fourth quarter of 2011 had higher losses in the exited European leveraged finance portfolio. During 2012, we had higher losses in the U.S. real estate finance portfolio and the fourth quarter included losses in the exited U.S. leveraged finance portfolio. The current quarter had losses in the exited European leveraged finance portfolio.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, including pension expense. An impairment loss relating to CIBC FirstCaribbean goodwill was recognized in the third quarter of 2011. The first quarter of 2013 had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher for the periods presented in the table above. The above-noted impairment loss relating to CIBC FirstCaribbean goodwill was not tax-effected.

8	CIBC SECOND QUARTER 2013

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 19 of the 2012 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			As at or for the three months ended		As at or for the six months ended
		2013	2013	2012	2013	2012
$ millions		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$849	$771	$766	$1,620	$1,542
After-tax impact of items of note (1)		–	97	41	97	57
Adjusted net income attributable to diluted common shareholders (2)	B	$849	$868	$807	$1,717	$1,599
Diluted weighted-average common shares outstanding (thousands)	C	400,812	403,770	403,587	402,315	402,590
Reported diluted EPS ($)	A/C	$2.12	$1.91	$1.90	$4.03	$3.83
Adjusted diluted EPS ($) (2)	B/C	2.12	2.15	2.00	4.27	3.97
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,139	$3,181	$3,084	$6,320	$6,241
Pre-tax impact of items of note (1)		(29)	(28)	29	(57)	19
TEB		97	92	61	189	118
Adjusted total revenue (2)	E	$3,207	$3,245	$3,174	$6,452	$6,378
Reported non-interest expenses	F	$1,821	$1,987	$1,764	$3,808	$3,555
Pre-tax impact of items of note (1)		(8)	(165)	(16)	(173)	(33)
Adjusted non-interest expenses (2)	G	$1,813	$1,822	$1,748	$3,635	$3,522
Reported efficiency ratio	F/D	58.0%	62.5%	57.2%	60.3%	57.0%
Adjusted efficiency ratio (2)	G/E	56.6%	56.1%	55.1%	56.3%	55.2%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$849	$771	$766	$1,620	$1,542
After-tax impact of items of note (1)		–	97	41	97	57
Adjusted net income attributable to common shareholders (2)	I	$849	$868	$807	$1,717	$1,599
Dividends paid to common shareholders	J	$376	$379	$364	$755	$724
Reported dividend payout ratio	J/H	44.2%	49.2%	47.4%	46.6%	46.9%
Adjusted dividend payout ratio (2)	J/I	44.2%	43.7%	45.0%	43.9%	45.3%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total

Apr. 30	Reported net income	$604	$92	$198	$(18)	$876
2013	After-tax impact of items of note (1)	1	1	(5)	3	–
	Adjusted net income (2)	$605	$93	$193	$(15)	$876
Jan. 31	Reported net income	$611	$90	$91	$6	$798
2013	After-tax impact of items of note (1)	2	–	109	(14)	97
	Adjusted net income (2)	$613	$90	$200	$(8)	$895
Apr. 30	Reported net income	$556	$79	$131	$45	$811
2012	After-tax impact of items of note (1)	2	1	23	3	29
	Adjusted net income (2)	$558	$80	$154	$48	$840

$ millions, for the six months ended
Apr. 30	Reported net income	$1,215	$182	$289	$(12)	$1,674
2013	After-tax impact of items of note (1)	3	1	104	(11)	97
	Adjusted net income (2)	$1,218	$183	$393	$(23)	$1,771
Apr. 30	Reported net income	$1,123	$179	$264	$80	$1,646
2012	After-tax impact of items of note (1)	4	(34)	49	8	27
	Adjusted net income (2)	$1,127	$145	$313	$88	$1,673
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 22 of the 2012 Annual Report.

CIBC SECOND QUARTER 2013	9

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, and telephone, online and mobile banking.

Results (1)

		For the three months ended		For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Revenue
Personal banking	$1,596	$1,623	$1,535	$3,219	$3,098
Business banking	372	380	368	752	741
Other	68	62	101	130	194
Total revenue	2,036	2,065	2,004	4,101	4,033
Provision for credit losses	233	241	271	474	552
Non-interest expenses	1,008	1,021	998	2,029	1,994
Income before taxes	795	803	735	1,598	1,487
Income taxes	191	192	179	383	364
Net income	$604	$611	$556	$1,215	$1,123
Net income attributable to:
Equity shareholders (a)	$604	$611	$556	$1,215	$1,123
Efficiency ratio	49.5%	49.4%	49.8%	49.5%	49.4%
Return on equity (2)	57.7%	58.3%	57.9%	58.0%	58.0%
Charge for economic capital (2) (b)	$(131)	$(132)	$(125)	$(263)	$(255)
Economic profit (2) (a+b)	$473	$479	$431	$952	$868
Full-time equivalent employees	21,987	22,063	21,733	21,987	21,733
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $604 million, up $48 million from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Net income was down $7 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest expenses and provision for credit losses.

Net income for the six months ended April 30, 2013 was $1,215 million, up $92 million from the same period in 2012, mainly due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $32 million or 2% from the same quarter last year.

Personal banking revenue was up $61 million, primarily due to wider spreads, volume growth across most products, and higher fees.

Business banking revenue was up $4 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $33 million mainly due to lower treasury allocations and lower revenue in our exited FirstLine Mortgage business.

Revenue was down $29 million or 1% from the prior quarter.

Personal banking revenue was down $27 million, primarily due to fewer days in the quarter, partially offset by wider spreads.

Business banking revenue was down $8 million due to fewer days in the quarter.

Other revenue was up $6 million due to higher treasury allocations.

Revenue for the six months ended April 30, 2013 was up $68 million or 2% from the same period in 2012.

Personal banking revenue was up $121 million, primarily due to wider spreads, volume growth across most products, and higher fees.

Business banking revenue was up $11 million, mainly due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $64 million due to lower treasury allocations.

Provision for credit losses

Provision for credit losses was down $38 million from the same quarter last year, mainly due to lower write-offs and bankruptcies in the cards portfolio.

Provision for credit losses was down $8 million from the prior quarter, mainly due to lower bankruptcies and write-offs in the cards portfolio.

Provision for credit losses for the six months ended April 30, 2013 was down $78 million from the same period in 2012, mainly due to lower write-offs and bankruptcies in the cards portfolio.

10	CIBC SECOND QUARTER 2013

Non-interest expenses

Non-interest expenses were up $10 million or 1% from the same quarter last year, primarily due to higher employee compensation and benefits relating to client-facing employees.

Non-interest expenses were down $13 million or 1% from the prior quarter, primarily due to fewer days in the quarter and lower corporate support costs.

Non-interest expenses for the six months ended April 30, 2013 were up $35 million or 2% from the same period in 2012, primarily due to higher employee compensation and benefits relating to client-facing employees, and increased spending on strategic business initiatives.

Income taxes

Income taxes were up $12 million from the same quarter last year due to higher income.

Income taxes were comparable to the prior quarter.

Income taxes for the six months ended April 30, 2013 were up $19 million from the same period in 2012 due to higher income.

Aeroplan Agreement

CIBC and Aimia Canada Inc. (Aimia) are parties to an agreement (the Aeroplan Agreement) pursuant to which CIBC pays Aimia for Aeroplan miles credited to participating CIBC cardholders’ accounts, based on the value of the cardholders’ purchases using such cards. The Aeroplan Agreement will expire on December 31, 2013 unless renewed by the parties or replaced in accordance with its terms. CIBC has engaged in periodic renewal discussions with Aimia and is also actively investing in, and building, an alternative travel card offer. At this stage, there can be no assurance that the Aeroplan Agreement will be renewed or replaced and CIBC has started incurring expenditures to plan and build for alternative outcomes.

CIBC SECOND QUARTER 2013	11

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Results (1)

	For the three months ended			For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Revenue
Retail brokerage	$262	$259	$263	$521	$512
Asset management	153	144	130	297	292
Private wealth management	28	29	25	57	49
Total revenue	443	432	418	875	853
Non-interest expenses	323	315	313	638	625
Income before taxes	120	117	105	237	228
Income taxes	28	27	26	55	49
Net income	$92	$90	$79	$182	$179
Net income attributable to:
Equity shareholders (a)	$92	$90	$79	$182	$179
Efficiency ratio	72.7%	73.0%	74.8%	72.9%	73.3%
Return on equity (2)	19.9%	19.1%	18.8%	19.5%	21.6%
Charge for economic capital (2) (b)	$(57)	$(58)	$(52)	$(115)	$(104)
Economic profit (2) (a+b)	$35	$32	$27	$67	$75
Full-time equivalent employees	3,792	3,765	3,756	3,792	3,756
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $92 million, up $13 million or 16% from the same quarter last year, and up $2 million or 2% from the prior quarter, mainly due to higher revenue, partially offset by higher non-interest expenses.

Net income for the six months ended April 30, 2013 was $182 million, up $3 million or 2% compared to the same period in 2012, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $25 million or 6% compared to the same quarter last year.

Retail brokerage revenue was comparable to the same quarter last year.

Asset management revenue was up $23 million, primarily due to higher client assets under management driven by higher long-term net sales of mutual funds.

Private wealth management revenue was up $3 million, mainly due to higher assets under management driven by client growth, including the impact of the acquisition of the MFS McLean Budden private wealth management business in September 2012.

Revenue was up $11 million or 3% from the prior quarter.

Retail brokerage revenue was up $3 million, primarily due to higher commissions from mutual fund sales and fee-based revenue.

Asset management revenue was up $9 million, primarily due to higher client assets under management driven by higher long-term net sales of mutual funds.

Private wealth management revenue was comparable to the prior quarter.

Revenue for the six months ended April 30, 2013 was up $22 million or 3% from the same period in 2012.

Retail brokerage revenue was up $9 million, primarily due to higher fee-based revenue and commissions from mutual fund sales.

Asset management revenue was up $5 million, primarily due to higher client assets under management driven by higher long-term net sales of mutual funds. The prior year period included a gain relating to an equity accounted investment, included as an item of note.

Private wealth management revenue was up $8 million, mainly due to higher assets under management, including the impact of the acquisition noted above.

Non-interest expenses

Non-interest expenses were up $10 million or 3% from the same quarter last year, up $8 million or 3% from the prior quarter, and up $13 million or 2% from the same six month period in 2012, primarily due to higher performance-based compensation.

Income taxes

Income taxes were up $2 million from the same quarter last year mainly due to higher income.

Income taxes were comparable to the prior quarter.

Income taxes for the six months ended April 30, 2013 were up $6 million from the same period in 2012, mainly due to the impact of a lower tax rate on the prior year gain discussed above and higher income in the current year period.

12	CIBC SECOND QUARTER 2013

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results (1)

	For the three months ended			For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Revenue
Capital markets	$312	$328	$285	$640	$592
Corporate and investment banking	226	213	175	439	372
Other	42	22	3	64	(6)
Total revenue (2)	580	563	463	1,143	958
Provision for credit losses	21	10	16	31	42
Non-interest expenses	299	445	279	744	568
Income before taxes	260	108	168	368	348
Income taxes (2)	62	17	37	79	84
Net income	$198	$91	$131	$289	$264
Net income attributable to:
Equity shareholders (a)	$198	$91	$131	$289	$264
Efficiency ratio (2)	51.5%	79.0%	60.4%	65.1%	59.4%
Return on equity (3)	38.6%	16.3%	25.0%	27.1%	25.7%
Charge for economic capital (3) (b)	$(64)	$(68)	$(66)	$(132)	$(131)
Economic profit (3) (a+b)	$134	$23	$65	$157	$133
Full-time equivalent employees	1,245	1,261	1,222	1,245	1,222
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $97 million for the quarter ended April 30, 2013 (January 31, 2013: $92 million; April 30, 2012: $61 million) and $189 million for the six months ended April 30, 2013 (April 30, 2012: $118 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $198 million, up $67 million from the same quarter last year, mainly due to higher revenue partially offset by higher non-interest expenses.

Net income was up $107 million from the prior quarter, mainly due to lower non-interest expenses.

Net income for the six months ended April 30, 2013 was $289 million, up $25 million from the same period in 2012, mainly due to higher revenue partially offset by higher non-interest expenses.

Revenue

Revenue was up $117 million or 25% from the same quarter last year.

Capital markets revenue was up $27 million, primarily due to higher revenue from equity derivatives and commodities trading, partially offset by lower fixed income trading and equity new issuance revenue.

Corporate and investment banking revenue was up $51 million mainly due to higher revenue from corporate credit products and U.S. real estate finance and higher investment portfolio gains.

Other revenue was up $39 million, primarily due to revenue in the structured credit run-off business compared to losses in the prior year quarter. The prior year quarter included a hedge accounting loss on leveraged leases shown as an item of note.

Revenue was up $17 million or 3% from the prior quarter.

Capital markets revenue was down $16 million, mainly due to lower revenue from fixed income trading partially offset by higher revenue from equity derivatives and commodities trading. The prior quarter included a reversal of a credit valuation adjustment (CVA) against credit exposures to derivative counterparties (other than financial guarantors).

Corporate and investment banking revenue was up $13 million, primarily due to higher revenue from U.S. real estate finance.

Other revenue was up $20 million from the prior quarter, primarily due to higher revenue in the structured credit run-off business.

Revenue for the six months ended April 30, 2013 was up $185 million or 19% from the same period in 2012.

Capital markets revenue was up $48 million, mainly due to higher revenue from equity derivatives trading, partially offset by lower fixed income trading and equity new issuance revenue. The current year period included a reversal of the CVA charge noted above.

Corporate and investment banking revenue was up $67 million, primarily due to higher revenue from corporate credit products and higher investment portfolio gains.

Other revenue was up $70 million primarily due to revenue in the structured credit run-off business compared to losses in the prior year period. The prior year period included the hedge accounting loss on leveraged leases shown as an item of note.

Provision for credit losses

Provision for credit losses was up $5 million from the same quarter last year, and up $11 million from the prior quarter, mainly due to losses in the exited European leveraged finance portfolio in the current quarter, partially offset by lower losses in the U.S. real estate finance portfolio.

CIBC SECOND QUARTER 2013	13

Provision for credit losses for the six months ended April 30, 2013 was down $11 million from the same period in 2012, mainly due to lower losses in the U.S. real estate finance portfolio, partially offset by losses in the exited European leveraged finance portfolio.

Non-interest expenses

Non-interest expenses were up $20 million or 7% from the same quarter last year mainly due to higher performance-based compensation.

Non-interest expenses were down $146 million or 33% from the prior quarter, primarily due to higher expenses in the prior quarter related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (refer to the “Structured credit run-off business” section for further details).

Non-interest expenses for the six months ended April 30, 2013 were up $176 million or 31% from the same period in 2012, primarily due to higher expenses in the structured credit run-off business as noted above and higher employee and performance-based compensation.

Income taxes

Income tax expense for the quarter was $25 million higher than the same quarter last year and $45 million higher than the prior quarter, primarily due to higher income.

Income tax expense for the six months ended April 30, 2013 was $5 million lower than the same period in 2012. The impact of higher income was more than offset by the impact of changes in the proportion of income earned in jurisdictions with varying rates of income tax.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

	For the three months ended			For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Net interest income (expense)	$(9)	$(14)	$(17)	$(23)	$(32)
Trading income	35	18	19	53	11
Designated at fair value (FVO) losses	(3)	(3)	(2)	(6)	(8)
Other income	6	5	(1)	11	1
Total revenue	29	6	(1)	35	(28)
Non-interest expenses	2	154	9	156	17
Income (loss) before taxes	27	(148)	(10)	(121)	(45)
Income taxes	7	(39)	(3)	(32)	(12)
Net income (loss)	$20	$(109)	$(7)	$(89)	$(33)

Net income for the quarter was $20 million (US$20 million), compared with net losses of $7 million (US$7 million) for the same quarter last year and $109 million (US$110 million) for the prior quarter. The net loss for the six months ended April 30, 2013 was $89 million (US$89 million) compared to $33 million (US$33 million) for the same period in 2012.

Net income for the quarter was mainly due to gains on unhedged positions, a reduction in CVA relating to financial guarantors and transactions completed to reduce our structured credit positions. These were partially offset by net interest expense.

During the quarter, sales and terminations reduced notional of securities by US$290 million and purchased credit derivatives by US$420 million. The completion of these transactions resulted in an aggregate pre-tax gain of $8 million (US$8 million), or $6 million (US$6 million) after-tax.

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at April 30, 2013		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$266	$201	$–	$–	$266	$202
CLO	3,275	1	3,079	3,082	2,894	55	5,355	79	231	6
Corporate debt	–	–	–	–	4,927	13	–	–	4,927	17
Other	837	555	47	50	573	51	279	23	12	1
Unmatched	–	–	–	–	–	–	–	–	–	–
	$4,112	$556	$3,126	$3,132	$8,660	$320	$5,634	$102	$5,436	$226
October 31, 2012	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316
(1)	Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$8 million (October 31, 2012: US$9 million) and the surplus notes had a notional value of US$140 million (October 31, 2012: US$140 million) and a carrying value of US$12 million (October 31, 2012: US$12 million).

14	CIBC SECOND QUARTER 2013

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$65 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (35%) senior secured leveraged loans. As at April 30, 2013, approximately 17% of the total notional amount of the CLO tranches was rated equivalent to AAA, 76% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A. As at April 30, 2013, approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 53% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.5 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 44 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at April 30, 2013, include:

•

US$207 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$170 million;

•

US$160 million notional value of trading securities with a fair value of US$129 million, and US$284 million notional value of written protection with a fair value of US$49 million, on inflation-linked notes, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 55% rated between the equivalent of A+ and A-, 36% rated between the equivalent of BBB+ and BBB-, and the majority of the remaining rated equivalent of BB+ or lower;

•	US$54 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$46 million and carrying value of US$49 million;
•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$287 million and a fair value of US$247 million, tracking notes classified as AFS with a notional value of US$6 million and a fair value of US$2 million, and loans with a notional value of US$59 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$238 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$60 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at April 30, 2013	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$3,188	$–	$–	$53	$–	$3,241	$78	$(13)	$65
Non-investment grade	75	–	–	176	–	251	29	(16)	13
Unrated	2,092	–	–	50	–	2,142	42	(18)	24
	5,355	–	–	279	–	5,634	149	(47)	102
Other counterparties (1)
Investment grade	231	20	266	12	–	529	208	–	208
Unrated	–	4,907	–	–	–	4,907	17	1	18
	231	4,927	266	12	–	5,436	225	1	226
	$5,586	$4,927	$266	$291	$–	$11,070	$374	$(46)	$328
October 31, 2012	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585
(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties is primarily one Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at April 30, 2013 was US$307 million relative to US$17 million of net exposure.

Lehman Brothers bankruptcy proceedings

During the quarter ended January 31, 2013, CIBC recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note as further detailed in Note 23 of the 2012 consolidated financial statements.

CIBC SECOND QUARTER 2013	15

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results (1)

		For the three months ended		For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Revenue
International banking	$140	$163	$139	$303	$287
Other	(60)	(42)	60	(102)	110
Total revenue (2)	80	121	199	201	397
Provision for credit losses	11	14	21	25	52
Non-interest expenses	191	206	174	397	368
Income (loss) before taxes	(122)	(99)	4	(221)	(23)
Income taxes (2)	(104)	(105)	(41)	(209)	(103)
Net income (loss)	$(18)	$6	$45	$(12)	$80
Net income (loss) attributable to:
Non-controlling interests	$2	$2	$1	$4	$4
Equity shareholders	(20)	4	44	(16)	76
Full-time equivalent employees	16,033	15,704	15,556	16,033	15,556
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss for the quarter was $18 million, compared to net income of $45 million for the same quarter last year and net income of $6 million for the prior quarter, mainly due to lower revenue.

Net loss for the six months ended April 30, 2013 was $12 million, compared to net income of $80 million for the same period in 2012, mainly due to lower revenue.

Revenue

Revenue was down $119 million or 60% from the same quarter last year.

International banking revenue was comparable to the same quarter last year.

Other revenue was down $120 million from the same quarter last year due to lower unallocated treasury revenue and a higher TEB adjustment.

Revenue was down $41 million or 34% from the prior quarter.

International banking revenue was down $23 million primarily due to a gain on sale of the private wealth management business in the prior quarter included as an item of note.

Other revenue was down $18 million primarily due to lower unallocated treasury revenue and a higher TEB adjustment.

Revenue for the six months ended April 30, 2013 was down $196 million or 49% from the same period in 2012.

International banking revenue was up $16 million primarily due to the gain on sale of the private wealth management business included as an item of note.

Other revenue was down $212 million primarily due to lower unallocated treasury revenue and a higher TEB adjustment.

Provision for credit losses

Provision for credit losses was down $10 million from the same quarter last year, mainly due to lower losses in CIBC FirstCaribbean. Net higher provision reversals of collectively assessed credit losses relating to the cards portfolio was offset by a net higher provision in the personal lending portfolio.

Provision for credit losses was down $3 million from the prior quarter, mainly due to a lower provision for collectively assessed credit losses relating to the personal lending portfolio.

Provision for credit losses for the six months ended April 30, 2013 was down $27 million from the same period in 2012, mainly due to lower losses in CIBC FirstCaribbean. Net higher provision reversals of collectively assessed credit losses relating to the cards and commercial lending portfolios was partially offset by a higher provision in the personal lending portfolio.

Non-interest expenses

Non-interest expenses were up $17 million or 10% from the same quarter last year, mainly due to higher unallocated corporate support costs.

Non-interest expenses were down $15 million or 7% from the prior quarter, mainly due to lower unallocated corporate support costs.

Non-interest expenses for the six months ended April 30, 2013 were up $29 million or 8% from the same period in 2012, mainly due to higher unallocated corporate support costs.

Income taxes

Income tax benefit was up $63 million from the same quarter last year, primarily due to a higher TEB adjustment and higher losses before taxes.

Income tax benefit was comparable to the prior quarter.

Income tax benefit for the six months ended April 30, 2013 was up $106 million from the same period in 2012, primarily due to a higher TEB adjustment and higher losses before taxes.

16	CIBC SECOND QUARTER 2013

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2013 Apr. 30	2012 Oct. 31
Assets
Cash and deposits with banks	$6,950	$4,727
Securities	71,411	65,334
Securities borrowed or purchased under resale agreements	26,486	28,474
Loans and acceptances, net of allowance	252,292	252,732
Derivative instruments	25,454	27,039
Other assets	15,112	15,079
	$397,705	$393,385
Liabilities and equity
Deposits	$307,353	$300,344
Capital Trust securities	1,691	1,678
Obligations related to securities lent or sold short or under repurchase agreements	20,849	21,259
Derivative instruments	25,073	27,091
Other liabilities	20,425	21,152
Subordinated indebtedness	4,802	4,823
Equity	17,512	17,038
	$397,705	$393,385

Assets

As at April 30, 2013, total assets were up $4.3 billion or 1% from October 31, 2012.

Cash and deposits with banks increased by $2.2 billion or 47%, mostly due to higher treasury deposit placements.

Securities increased by $6.1 billion or 9%. The main increase was in trading securities of $5.5 billion, primarily due to higher Canadian government securities and corporate equities.

Securities borrowed or purchased under resale agreements decreased $2.0 billion or 7%, primarily due to client-driven activities.

Net loans and acceptances decreased by $440 million. Residential mortgages were down $1.3 billion, primarily due to attrition in our FirstLine mortgage business, partially offset by new mortgage originations through CIBC channels. Personal loans were down $602 million and credit card loans were down $309 million, primarily due to net repayments. Business and government loans and acceptances were up $1.8 billion, largely due to growth in our domestic portfolio.

Derivative instruments decreased by $1.6 billion or 6%, largely driven by interest rate derivatives valuation.

Liabilities

As at April 30, 2013, total liabilities were up $3.8 billion or 1% from October 31, 2012.

Deposits increased by $7.0 billion or 2%, primarily driven by funding and retail volume growth. Further details on the composition of deposits are provided in Note 6 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $410 million or 2%, primarily due to client-driven activities.

Derivative instruments decreased by $2.0 billion or 7%, largely driven by interest rate derivatives valuation.

Other liabilities decreased by $727 million or 3%, mainly due to lower acceptances.

Equity

As at April 30, 2013, equity increased by $474 million or 3% from October 31, 2012, primarily due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option and employee share purchase plans (ESPP), offset in part by common shares purchased for cancellation, as explained in the “Significant capital management activity” section below.

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 35 to 39 of the 2012 Annual Report.

Basel III and revisions to regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI.

On December 10, 2012, OSFI issued the final version of revisions to its guidelines for capital adequacy in Canada which incorporate the adoption of the significant capital reforms, referred to as Basel III, issued by the Basel Committee on Banking Supervision (BCBS). The most significant aspects of the reforms are measures to improve the quality of capital and increase capital requirements for the global financial system. These measures, including changes to the determination of RWAs, are discussed further on page 37 of the 2012 Annual Report.

CIBC SECOND QUARTER 2013	17

OSFI expects all institutions to establish target capital ratios that meet or exceed the 2019 all-in(i) minimum ratios plus conservation buffer early in the transition period. For the CET1 ratio, the target was 7% by the first quarter of 2013. The targets for the Tier 1 capital ratio and Total capital ratio are 8.5% and 10.5%, respectively, to be established by the first quarter of 2014. All ratios include a 2.5% capital conservation buffer. These targets may be higher for certain institutions or groups of institutions if OSFI feels the circumstances warrant it. See discussion on domestic systemically important banks (DSIBs) below.

OSFI’s capital adequacy guidelines provide for a deferral of the additional capital charge to cover credit valuation charges for bilateral OTC derivatives to January 1, 2014. The delay recognizes a deferral in implementation of this new requirement by other significant jurisdictions.

On March 26, 2013, OSFI released its guidance on DSIBs and the associated capital surcharge. CIBC is considered to be a DSIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. DSIBs will be subject to a 1% CET1 surcharge no later than January 1, 2016.

The BCBS has issued new consultation documents to enhance the risk assessment of certain credit exposures and to increase capital requirements as applicable. The recent consultation documents issued include: “Revisions to the Basel Securitization Framework” which proposed a revised framework for the calculation of capital for securitization exposures, and “Recognising the cost of credit protection purchase” which revised the requirements for recognizing credit risk mitigation transactions. No timetable for implementation of these proposals has been set.

Regulatory capital

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2013 Apr. 30 (1)	2013 Jan. 31 (1)	2012 Oct. 31 (1)
Basel III- Transitional basis
CET1 capital	$15,871	$15,556	n/a
Tier 1 capital	17,070	16,718	n/a
Total capital	20,992	20,689	n/a
RWA	138,256	134,821	n/a
CET1 ratio	11.5%	11.5%	n/a
Tier 1 capital ratio	12.4%	12.4%	n/a
Total capital ratio	15.2%	15.3%	n/a
ACM	18.0	x	17.9	x	n/a
Basel III- All-in basis
CET1 capital	$12,260	$12,077	n/a
Tier 1 capital	15,357	15,179	n/a
Total capital	19,471	19,352	n/a
RWA	125,938	126,366	n/a
CET1 ratio	9.7%	9.6%	n/a
Tier 1 capital ratio	12.2%	12.0%	n/a
Total capital ratio	15.5%	15.3%	n/a
Basel II
Tier 1 capital	n/a	n/a	$15,940	(2)
Total capital	n/a	n/a	19,924	(2)
RWA	n/a	n/a	115,229
Tier 1 capital ratio	n/a	n/a	13.8%
Total capital ratio	n/a	n/a	17.3%
ACM	n/a	n/a	17.4	x
(1)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal year 2012 measures are based on Basel II.
(2)	Incorporates OSFI’s IFRS transitional relief election.
n/a	Not applicable.

Effective in the first quarter of 2013, regulatory capital requirements are based on the Basel III methodology, while requirements for the fourth quarter of 2012 were determined on a Basel II basis. As a result of the change in methodology, the regulatory capital information at October 31, 2012 is not comparable to April 30, 2013 or January 31, 2013.

All-in basis(i)

On an all-in basis(i) under Basel III, the CET1 ratio increased by 0.1% from January 31, 2013 to April 30, 2013. All capital ratios were favourably impacted by an increase in CET1 capital and a slight decrease in RWAs. The CET1 capital increased due to internal capital generation net of the impact of common share repurchases and increased regulatory capital deductions during the quarter.

RWAs decreased slightly from January 31, 2013. An increase in the amount of corporate and bank exposure was offset by a decrease in other credit risk weighted assets.

The ACM increased 0.1 times from January 31, 2013 due to the changes to total regulatory capital discussed above, and higher on- and off-balance sheet assets.

(i)	“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments.

Significant capital management activity

Subordinated debt

During the quarter, we purchased and cancelled $8 million (US $8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085, and $10 million (US $10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

On April 9, 2013, we announced our intention to redeem all $550 million of our 5.15% Medium Term Notes (subordinated indebtedness) due June 6, 2018. In accordance with their terms, the Medium Term Notes will be redeemed at 100% of their principal value, and accrued but unpaid interest, on June 6, 2013.

18	CIBC SECOND QUARTER 2013

Normal course issuer bid

During the quarter, we purchased and cancelled 2,471,031 common shares under the normal course issuer bid at an average price of $83.23 for a total amount of $206 million. During the six months ended April 30, 2013, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million. We have now purchased all shares pursuant to the normal course issuer bid announced on August 30, 2012.

Dividends

On May 29, 2013, the Board of Directors approved an increase in our quarterly common share dividend from $0.94 per share to $0.96 per share for the quarter ending July 31, 2013.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada.

As at April 30, 2013, the underlying collateral for various asset types in our multi-seller conduits amounted to $2.6 billion (October 31, 2012: $1.6 billion). The estimated weighted-average life of these assets was 1.2 years (October 31, 2012: 9 months). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $53 million (October 31, 2012: $23 million). Our committed backstop liquidity facilities to these conduits were $3.5 billion (October 31, 2012: $2.2 billion). We also provided credit facilities of $30 million (October 31, 2012: $30 million) to these conduits as at April 30, 2013.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million (October 31, 2012: $110 million). As at April 30, 2013, we funded $82 million (October 31, 2012: $80 million) through the issuance of bankers’ acceptances.

$ millions, as at	2013 Apr. 30			2012 Oct. 31
	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)
CIBC sponsored conduits	$135	$2,517	$–	$103	$1,554	$–
CIBC structured CDO vehicles	213	41	189	232	40	207
Third-party structured vehicles
Structured credit run-off	3,958	350	3,297	4,313	333	4,382
Continuing	669	27	–	1,004	23	–
Pass-through investment structures	3,692	–	–	2,182	–	–
Commercial mortgage securitization trust	2	–	–	1	–	–
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.4 billion (October 31, 2012: $3.7 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $436 million (October 31, 2012: $1.2 billion). Notional of $3.1 billion (October 31, 2012: $3.3 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $246 million (October 31, 2012: $307 million). An additional notional of $183 million (October 31, 2012: $1.0 billion) was hedged through a limited recourse note. Accumulated fair value losses were $22 million (October 31, 2012: $26 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 39 to 41 of the 2012 Annual Report.

CIBC SECOND QUARTER 2013	19

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 42 to 68 of the 2012 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are reviewed and approved by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 42 and 43 of the 2012 Annual Report.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality;
•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for enterprise-wide analysis and reporting. Risk Services is also responsible for economic capital methodologies and policies, and CIBC’s operational risk framework.

Liquidity, funding and interest rate risks are managed by Treasury. The measurement, monitoring and control of these risks are addressed in collaboration with Risk Management, with oversight provided by the Asset Liability Committee (ALCO).

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May, 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012 the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which included thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk and capital adequacy.

We are in the process of implementing and note that many of the recommendations have already been embodied in fiscal 2012 disclosures, and others intended to be substantially in place by the end of fiscal 2013.

Credit risk

Credit risk primarily arises from our direct lending, trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Exposure to credit risk

$ millions, as at	2013 Apr. 30	2012 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$80,829	$75,666
Undrawn commitments	33,892	33,208
Repo-style transactions	48,036	56,938
Other off-balance sheet	61,518	52,322
Over-the-counter (OTC) derivatives	14,492	14,426
Gross exposure at default (EAD) on business and government portfolios	238,767	232,560
Less: repo collateral	38,521	48,152
Net EAD on business and government portfolios	200,246	184,408
Retail portfolios-AIRB approach
Drawn	192,874	194,586
Undrawn commitments	61,250	69,778
Other off-balance sheet	351	370
Gross EAD on retail portfolios	254,475	264,734
Standardized portfolios	11,624	11,808
Securitization exposures	18,374	19,003
Gross EAD	$523,240	$528,105
Net EAD	$484,719	$479,953

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act, banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for loans with a higher loan-to-value (LTV) ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Private mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the recently enacted Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim. No material losses are expected in the mortgage portfolio.

20	CIBC SECOND QUARTER 2013

The following table provides details on our Canadian residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at April 30, 2013	Insured (2)		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$47.9	73%	$17.9	27%	$9.5	100%	$47.9	64%	$27.4	36%
British Columbia	19.8	70	8.6	30	4.0	100	19.8	61	12.6	39
Alberta	17.8	77	5.5	23	2.9	100	17.8	68	8.4	32
Quebec	8.2	79	2.2	21	1.5	100	8.2	69	3.7	31
Other	12.3	80	3.0	20	1.8	100	12.3	72	4.8	28
Total Canadian portfolio (3)	$106.0	74%	$37.2	26%	$19.7	100%	$106.0	65%	$56.9	35%
October 31, 2012	$109.5	76%	$34.8	24%	$20.1	100%	$109.5	67%	$54.9	33%
(1)	We did not have any insured HELOCs as at April 30, 2013 and October 31, 2012.
(2)	93% (October 31, 2012: 93%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(3)	Geographical location is based on the address of the property managed.

The average LTV ratio(1) for our uninsured Canadian residential mortgages and HELOCs portfolios originated during the quarter and period to date are provided in the following table. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the six months ended
	2013 Apr. 30		2013 Jan. 31(2)		2012 Apr. 30		2013 Apr. 30		2012 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	69%	66%	69%	66%	64%	64%	69%	66%	64%	63%
British Columbia	66	63	66	62	61	60	66	62	62	59
Alberta	68	65	68	64	65	62	68	65	65	61
Quebec	70	68	70	68	65	66	70	68	65	64
Other	70	68	70	67	67	63	70	67	67	62
Total Canadian portfolio (3)	69%	66%	69%	65%	64%	63%	69%	65%	64%	62%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated as the sum of all individual account LTVs at origination over total number of accounts.
(2)	Restated.
(3)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2013 (1)	53%	54%
October 31, 2012 (1)(2)	52%	53%
(1)	LTV ratios for residential mortgages are calculated as the sum of all individual account LTVs at the current estimated property values over total number of accounts. The house price estimates for April 30, 2013 and October 31, 2012 are based on Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2013 and September 30, 2012, respectively. Teranet is an independent estimate of the rate of change of Canadian home prices. The sale prices are based on the property records of public land registries. The monthly indices cover eleven Canadian metropolitan areas which are combined to form a national composite index.
(2)	Restated.

The tables below summarize the remaining amortization profile of our total Canadian residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at April 30, 2013	1%	1%	3%	12%	20%	32%	29%	2%
As at October 31, 2012	1%	1%	3%	13%	21%	27%	31%	3%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at April 30, 2013	3%	7%	12%	16%	20%	26%	14%	2%
As at October 31, 2012	3%	7%	12%	16%	20%	26%	14%	2%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2013, our Canadian condominium mortgages were $16.6 billion (October 31, 2012: $17.0 billion) of which 75% (October 31, 2012: 77%) were insured. Our drawn developer loans were $888 million (October 31, 2012: $701 million) or 2% of our business and government portfolio and our related undrawn exposure was $2.0 billion (October 31, 2012: $2.0 billion). The condominium developer exposure is diversified across 75 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

CIBC SECOND QUARTER 2013	21

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 to the consolidated financial statements in our 2012 Annual Report.

We establish a CVA for expected future credit losses from each of our derivative counterparties. As at April 30, 2013, the CVA for all derivative counterparties was $66 million (October 31, 2012: $137 million).

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables (after CVA and derivative master netting agreements, but before any collateral):

$ billions, as at	2013 Apr. 30		2012 Oct. 31
S&P rating equivalent	Exposure
AAA to BBB-	$3.88	83.8%	$5.46	81.4%
BB+ to B-	0.74	16.0	1.22	18.2
CCC+ to CCC-	–	–	0.02	0.2
Below CCC-	–	–	0.01	0.1
Unrated	0.01	0.2	0.01	0.1
	$4.63	100.0%	$6.72	100.0%

The following table provides the details of our impaired loans and allowances for credit losses:

$ millions, as at	2013 Apr. 30	2012 Oct. 31
Gross impaired loans
Consumer	$761	$739
Business and government	931	1,128
Total gross impaired loans	$1,692	$1,867
Allowance for credit losses
Consumer	$1,115	$1,121
Business and government	641	739
Total allowance for credit losses	$1,756	$1,860
Comprises:
Individual allowance for loans	$391	$475
Collective allowance for loans (1)	1,365	1,385
Total allowance for credit losses	$1,756	$1,860
(1)	Excludes allowance on undrawn credit facilities of $61 million (October 31, 2012: $56 million).

Gross impaired loans (GIL) were down $175 million or 9% from October 31, 2012. Consumer GIL was up $22 million or 3%, mainly driven by residential mortgages and personal lending. Business and government GIL was down $197 million or 17%, attributable to decreases in the sectors of real estate and construction, transportation, and oil and gas.

The total allowance for credit losses was down $104 million or 6% from October 31, 2012. Canadian and U.S. allowances for credit losses comprise 74% and 7%, respectively, of the total allowance. The individually assessed allowance was down $84 million or 18% from October 31, 2012, mainly driven by the transportation, and the real estate and construction sectors. The collectively assessed allowance was down $20 million or 1% from October 31, 2012, largely driven by an improvement in the cards portfolio.

For details on the provision for credit losses, see the “Overview” section.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have a material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. These countries include Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (1) (stated at fair value). Of our total direct exposures to Europe, approximately 95% (October 31, 2012: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

22	CIBC SECOND QUARTER 2013

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at April 30, 2013	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$–	$–	$–	$–		$–	$–
Belgium	2	–	99	101	–		–	–
Finland	2	1	1	4	–		–	–
France	31	–	27	58	11		6	17
Germany	214	42	5	261	69		–	69
Greece	–	–	–	–	–		–	–
Ireland	–	–	1	1	–		–	–
Italy	–	–	–	–	–		–	–
Luxembourg	5	–	52	57	–		–	–
Malta	–	–	–	–	–		–	–
Netherlands	7	222	80	309	–		10	10
Portugal	–	–	–	–	–		–	–
Spain	–	–	1	1	–		–	–
Total Eurozone	$261	$265	$266	$792	$80		$16	$96
Denmark	–	7	26	33	–		12	12
Guernsey	–	–	–	–	–		–	–
Norway	–	98	117	215	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	158	93	263	514	41		–	41
Switzerland	204	–	111	315	303		–	303
Turkey	–	–	13	13	–		23	23
United Kingdom	723	31	584	1,338	1,148	(2)	171	1,319
Total non-Eurozone	$1,085	$229	$1,114	$2,428	$1,492		$206	$1,698
Total Europe	$1,346	$494	$1,380	$3,220	$1,572		$222	$1,794
October 31, 2012	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587
(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.
(2)	Includes $157 million of exposure (notional value of $179 million and fair value of $22 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at April 30, 2013	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$36	$36	$35	$1	$1
Belgium	–	1	42	43	42	1	102
Finland	–	–	2	2	–	2	6
France	–	164	1,215	1,379	1,375	4	79
Germany	–	–	1,540	1,540	1,302	238	568
Greece	–	–	–	–	–	–	–
Ireland	–	–	214	214	212	2	3
Italy	–	–	16	16	14	2	2
Luxembourg	–	–	–	–	–	–	57
Malta	–	–	–	–	–	–	–
Netherlands	3	–	281	284	274	10	329
Portugal	–	–	–	–	–	–	–
Spain	–	–	29	29	29	–	1
Total Eurozone	$3	$165	$3,375	$3,543	$3,283	$260	$1,148
Denmark	–	–	21	21	17	4	49
Guernsey	–	–	–	–	–	–	–
Norway	–	–	–	–	–	–	215
Russia	–	3	–	3	–	3	3
Sweden	1	–	–	1	–	1	556
Switzerland	–	–	1,496	1,496	1,485	11	629
Turkey	–	–	–	–	–	–	36
United Kingdom	172	6	4,240	4,418	4,226	192	2,849
Total non-Eurozone	$173	$9	$5,757	$5,939	$5,728	$211	$4,337
Total Europe	$176	$174	$9,132	$9,482	$9,011	$471	$5,485
October 31, 2012	$73	$–	$6,078	$6,151	$5,790	$361	$5,239
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $2.4 billion (October 31, 2012: $2.3 billion), and was all in the form of cash. Collateral on repo-style transactions was $6.6 billion (October 31, 2012: $3.5 billion), and is comprised of cash and investment-grade debt securities.

CIBC SECOND QUARTER 2013	23

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, and Russia.

$ millions, as at April 30, 2013	Total indirect exposure
Austria	$1
Belgium	21
Finland	15
France	508
Germany	380
Greece	10
Ireland	52
Italy	76
Luxembourg	57
Netherlands	267
Spain	155
Total Eurozone	$1,542
Denmark	$36
Norway	15
Sweden	77
Switzerland	4
United Kingdom	546
Total non-Eurozone	$678
Total exposure	$2,220
October 31, 2012	$2,452

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $918 million (October 31, 2012: $846 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 56 to 57 of the 2012 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2013	Drawn	Undrawn
Construction program	$138	$71
Interim program	4,392	389
Permanent program	68	–
Exposure, net of allowance	$4,598	$460
Of the above:
Net impaired	$109	$–
On credit watch list	242	2
Exposure, net of allowance, as at October 31, 2012	$4,177	$445

As at April 30, 2013, the allowance for credit losses for this portfolio was $71 million (October 31, 2012: $118 million). During the quarter and six months ended April 30, 2013, we recorded provision for credit losses of $4 million and $13 million, respectively ($15 million and $41 million for the quarter and six months ended April 30, 2012).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at April 30, 2013, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2012: notional of $9 million and fair value of less than $1 million).

24	CIBC SECOND QUARTER 2013

Leveraged finance

The exposures in our leveraged finance activities in Europe and U.S. are discussed below.

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at April 30, 2013	Drawn	Undrawn
Manufacturing	$342	$50
Publishing and printing	19	1
Utilities	9	–
Business services	5	–
Transportation	6	10
Exposure, net of allowance (1)	$381	$61
Of the above:
Net impaired	$18	$–
On credit watch list	157	8
Exposure, net of allowance, as at October 31, 2012	$404	$60
(1)	Excludes $17 million (October 31, 2012: $16 million) of exposure relating to equity received pursuant to a reorganization.

As at April 30, 2013, the allowance for credit losses for this portfolio was $62 million (October 31, 2012: $41 million). During the quarter and six months ended April 30, 2013, we recorded provision for credit losses of $21 million (nil for the quarter and six months ended April 30, 2012).

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2013	Drawn	Undrawn
Transportation	$37	$16
Media and advertising	10	–
Manufacturing	–	1
Exposure, net of allowance (1)	$47	$17
Of the above:
Net impaired	$35	$–
On credit watch list	12	13
Exposure, net of allowance, as at October 31, 2012	$91	$19
(1)	Excludes $34 million (October 31, 2012: nil) of exposure relating to equity received pursuant to a reorganization.

As at April 30, 2013, the allowance for credit losses for this portfolio was $3 million (October 31, 2012: $67 million). During the quarter and six months ended April 30, 2013, the net reversal of credit losses were $5 million and $6 million, respectively (nil for the quarter and for the six months ended April 30, 2012).

CIBC SECOND QUARTER 2013	25

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Trading activities

The following three tables show value at risk (VaR), stressed VaR and incremental risk charge for our trading activities based on risk type under an internal models-based approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Total average VaR for the three months ended April 30, 2013 was down 2% from the last quarter, driven mainly by a reduction in our credit spread, equity, commodity and debt specific risks, partially offset by an increase in interest rate and foreign exchange risks.

Average stressed VaR for the three months ended April 30, 2013 was down 19% from the last quarter. During the current stressed VaR period from October 15, 2008 to October 14, 2009, the market exhibited increased interest rate volatility combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average incremental risk charge for the three months ended April 30, 2013 was down 10% from the last quarter, mainly due to decreased high-yield trading inventory.

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2013 Apr. 30		2013 Jan. 31		2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$5.0	$2.3	$4.5	$4.0	$3.7	$3.0	$1.3	$2.4	$3.5	$2.1
Credit spread risk	1.9	1.1	1.6	1.5	1.8	1.7	1.7	1.4	1.6	1.3
Equity risk	2.4	1.7	2.3	1.9	2.2	2.2	3.8	2.4	2.1	2.1
Foreign exchange risk	1.7	0.4	1.1	1.0	1.3	0.5	0.7	0.7	0.8	0.7
Commodity risk	1.6	0.7	1.5	0.9	0.8	1.0	1.2	1.3	1.0	1.2
Debt specific risk	3.3	1.8	2.6	2.4	2.4	2.6	2.4	2.4	2.5	2.4
Diversification effect (1)	n/m	n/m	(8.1)	(6.8)	(7.3)	(6.0)	(6.2)	(6.0)	(6.5)	(5.5)
Total VaR (one-day measure)	$6.0	$3.9	$5.5	$4.9	$4.9	$5.0	$4.9	$4.6	$5.0	$4.3
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2013 Apr. 30		2013 Jan. 31		2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$14.2	$4.9	$11.2	$8.9	$8.9	$9.5	$4.3	$6.0	$9.2	$6.4
Credit spread risk	5.9	4.0	5.7	4.9	6.0	5.1	5.4	3.7	5.0	3.1
Equity risk	6.6	0.9	3.1	2.6	1.3	3.1	1.4	2.0	2.8	1.9
Foreign exchange risk	2.4	0.4	2.4	1.1	1.9	1.7	2.3	1.6	1.4	1.7
Commodity risk	2.2	0.3	1.6	0.9	0.4	1.3	0.9	0.9	1.1	1.0
Debt specific risk	2.0	1.0	1.2	1.4	1.4	1.5	0.8	0.8	1.4	1.0
Diversification effect (1)	n/m	n/m	(12.2)	(10.3)	(9.4)	(10.4)	(9.5)	(8.8)	(10.3)	(8.9)
Total stressed VaR (one-day measure)	$14.4	$4.8	$13.0	$9.5	$10.5	$11.8	$5.6	$6.2	$10.6	$6.2
(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2013 Apr. 30		2013 Jan. 31		2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$56.9	$34.7	$54.5	$47.0	$36.0	$51.7	$27.9	$38.0	$49.4	$33.0
Migration risk	49.7	26.9	26.9	37.4	40.4	41.9	31.2	28.0	39.8	36.6
Incremental risk charge (one-year measure)	$101.3	$71.6	$81.4	$84.4	$76.4	$93.6	$59.1	$66.0	$89.2	$69.6

26	CIBC SECOND QUARTER 2013

Trading revenue

The trading revenue (TEB) and VaR graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB) with the previous day’s VaR measures.

During the quarter, trading revenue (TEB) was positive for 98% of the days. Trading loss did not exceed VaR during the quarter. During the quarter, the largest loss occurred on February 4, 2013 totalling $0.3 million. The loss was mainly driven by reduction in interest rates. The largest gain of $15.5 million occurred on April 23, 2013. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $3.7 million during the quarter and the average daily TEB was $1.6 million.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e. analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	2013 Apr. 30			2013 Jan. 31			2012 Apr. 30
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$169	$1	$3	$109	$(14)	$3	$78	$(30)	$3
Decrease (increase) in present value of shareholders’ equity	79	(132)	(41)	(35)	(145)	(42)	(123)	(169)	(38)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(228)	(1)	(2)	(169)	7	(2)	(171)	19	(3)
Decrease (increase) in present value of shareholders’ equity	(172)	100	42	(58)	110	43	(5)	130	38
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$330	$1	$6	$202	$(28)	$7	$137	$(51)	$6
Decrease (increase) in present value of shareholders’ equity	120	(264)	(82)	(122)	(290)	(84)	(285)	(337)	(76)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(422)	(8)	(5)	(330)	1	(5)	(245)	16	(7)
Decrease (increase) in present value of shareholders’ equity	(502)	118	64	(268)	137	68	(120)	129	61

CIBC SECOND QUARTER 2013	27

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk governance and management

The liquidity risk governance and management structure at CIBC comprises the Risk Management Committee of the Board (RMC), ALCO and the Office of the Treasurer.

The ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from ALCO. The RMC provides governance through approval of CIBC’s liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures. RMC’s responsibilities include:

•	Defining CIBC’s liquidity risk tolerance through the Risk Appetite Statement;
•	Establishing limits for the primary liquidity risk metric, the Liquidity Horizon, and unsecured wholesale funding;
•	Reviewing and approving the Liquidity Policy and the Contingency Funding Plan (CFP);
•	Reviewing and approving CIBC’s liquidity profile; and
•	Reviewing and approving the liquidity stress scenario.

ALCO’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the strategic, stated risk appetite and regulatory requirements;
•	Monitoring reporting and metrics relating to liquidity risk exposure, such as, Liquidity Horizon, funding profile and liquid asset portfolio;
•	Reviewing and setting the Liquidity Horizon management limit;
•	Reviewing, on a periodic basis, the liquidity stress scenario used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position and ensuring compliance within RMC, ALCO and regulatory constraints.

Policies

CIBC’s liquidity policy and framework ensures a sufficient amount of unencumbered liquid assets are available to meet anticipated liquidity needs in both stable and stressed conditions for a minimum period of time as determined by the RMC.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

CIBC maintains and periodically updates a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

CIBC manages liquidity risk in a manner that enables it to withstand a liquidity crisis without an adverse impact on the viability of its operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

CIBC’s policy is to maintain a sound and prudent approach to managing its potential exposure to liquidity risk. CIBC’s liquidity risk tolerance is defined by its Risk Appetite Statement, approved annually by the Board of Directors, which forms the basis for the delegation of liquidity risk authority to senior management. The primary liquidity risk metric used to measure and monitor CIBC’s liquidity position is the Liquidity Horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario, without any reliance on the CFP. Our liquidity measurement system provides daily liquidity risk exposure reports that include the calculation of the Liquidity Horizon against the prescribed management target for review by senior management. CIBC’s liquidity risk framework also incorporates the monitoring of the unsecured wholesale funding position and funding capacity, as well as regulatory mandated metrics such as the Liquidity Coverage Ratio (LCR) and the Net Cumulative Cash Flow (NCCF). ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

A key component of the liquidity risk framework at CIBC is the liquidity risk stress testing regime. Liquidity risk stress testing is conducted daily and involves the application of a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy anticipated obligations as they come due. The scenario models potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability. In addition to this CIBC-specific event, the stress scenario incorporates the impact of market-wide liquidity stress that results in significant reduction in access to both short and long-term funding and a decrease in marketability and price of assets.

Stress scenario assumptions are subject to periodic review and approval, at least annually, by the RMC.

Liquid assets

CIBC’s policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high-quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets are those liquid assets that have been pledged for securities lending and borrowing activities, secured borrowings, derivative transactions, and other clearing and settlement of payments and securities.

28	CIBC SECOND QUARTER 2013

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at	2013 Apr. 30	2012 Oct. 31 (1)	2013 Apr. 30	2012 Oct. 31 (1)	2013 Apr. 30	2012 Oct. 31 (1)
	Gross liquid assets		Encumbered assets (2)
Cash and deposits with banks (3)	$6,813	$4,404	$835	$450	$5,978	$3,954
Securities (4)	69,715	63,882	10,370	8,113	59,345	55,769
NHA mortgage-backed securities (5)	59,158	59,911	37,576	37,457	21,582	22,454
Mortgages (6)	8,494	10,332	8,494	10,332	–	–
Credit cards (7)	5,671	4,898	5,671	4,898	–	–
Other assets (8)	3,829	4,526	3,481	4,120	348	406
CIBC owned unencumbered liquid assets					87,253	82,583
Third-party securities received and available for re-pledging					43,403	44,718
Less: Third-party securities pledged					28,079	29,992
Unencumbered liquid assets					$102,577	$97,309
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period.
(2)	Excludes interday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released to us at the end of the settlement cycle each day.
(3)	Gross liquid assets comprise cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Gross liquid assets comprise trading, AFS and FVO securities. Excludes securities in our structured credit run-off business and private equity securities.
(5)	Gross liquid assets include securitized and transferred residential mortgages under Canada Mortgage Bond and Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties including those in the Covered Bond Programme.
(6)	Gross liquid assets comprise mortgages, excluding NHA mortgage-backed securities, included in the Covered Bond Programme.
(7)	Gross liquid assets comprise assets held in consolidated trusts supporting funding liabilities.
(8)	Gross liquid assets comprise $3.5 billion (October 31, 2012: $4.1 billion) of cash pledged for derivatives related transactions and $348 million (October 31, 2012: $406 million) of gold and silver certificates.

CIBC’s unencumbered liquid assets increased by $5.3 billion or 5% from October 31, 2012, primarily due to increases in CIBC owned trading securities and interest-bearing deposits with banks, partially offset by lower NHA mortgage-backed securities balances.

In addition to the above, CIBC has access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. CIBC does not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at	2013 Apr. 30	2012 Oct. 31 (1)
CIBC parent bank	$75,507	$69,412
Broker/dealer	15,132	16,020
Other significant subsidiaries	11,938	11,877
	$102,577	$97,309
(1)	Certain amounts have been reclassified to conform to the presentation adopted in the current period.

Restrictions on the flow of funds

CIBC has certain subsidiaries that have separate regulatory capital and liquidity requirements, as established by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

CIBC monitors and manages its capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulations.

Funding

CIBC manages liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels, consistent with CIBC’s desired liquidity profile.

CIBC’s funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $120.4 billion as at April 30, 2013 (October 31, 2012: $118.2 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

CIBC’s wholesale funding strategy is to develop and maintain a sustainable funding base through which CIBC can access funding across many different depositors and investors, geographies, maturities, and funding instruments. The diversity of our funding profile across all of these variables is an important part of our funding strategy. CIBC maintains access to term wholesale funding through many channels such as wholesale deposits in Canada and the U.S., medium-term note programs in Canada, the U.S. and Europe, through our covered bond programme, through credit card securitization in Canada and the U.S., and through a number of mortgage securitization programs, as outlined in the tables below.

CIBC SECOND QUARTER 2013	29

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at April 30, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 2 years	Over 2 years	Total
Deposits from banks	$2,196	$1,695	$298	$–	$–	$–	$4,189
Bearer deposit notes, certificates of deposit and bankers’ acceptances	4,570	1,618	830	1,418	1,082	5,874	15,392
Deposit and medium-term notes	1,501	3,285	7,043	9,563	7,987	15,040	44,419
Subordinated indebtedness	–	–	–	–	281	4,521	4,802
Mortgage securitization	–	1,759	482	7,117	5,886	18,971	34,215
Covered bonds	–	–	–	762	5,214	5,531	11,507
Cards securitization	793	349	–	333	1,008	3,188	5,671
	$9,060	$8,706	$8,653	$19,193	$21,458	$53,125	$120,195
Comprises:
Unsecured	$8,267	$6,598	$8,171	$10,981	$9,350	$25,435	$68,802
Secured	793	2,108	482	8,212	12,108	27,690	51,393
	$9,060	$8,706	$8,653	$19,193	$21,458	$53,125	$120,195
October 31, 2012 (1)	$6,608	$8,117	$10,384	$17,284	$21,628	$51,879	$115,900
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period.

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at	2013 Apr. 30		2012 Oct. 31
CAD	$70.6	59%	$67.3	58%
USD	43.4	36	41.2	36
EUR	0.1	–	0.1	–
Other	6.1	5	7.3	6
	$120.2	100%	$115.9	100%

Funding plan

CIBC’s funding plan horizon is three years and is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from CIBC’s planning process, as well as expected funding maturities and inputs from the liquidity stress testing model. The funding plan is reviewed and approved by the ALCO.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On October 26, 2012, Moody’s placed on review for downgrade the long-term debt and deposit ratings of six Canadian financial institutions including CIBC. Moody’s cited as their principal concerns: (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. Subsequently, on January 28, 2013, Moody’s downgraded the long-term credit ratings of six Canadian financial institutions, including CIBC, by one notch. CIBC’s long-term rating was adjusted from Aa2 to Aa3 and has had no material impact on funding costs or our ability to access funding.

CIBC’s funding and liquidity levels remained stable and sound over the quarter and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2013 Apr. 30	2012 Oct. 31
One-notch downgrade	$1.0	$0.1
Two-notch downgrade	1.3	1.5
Three-notch downgrade	2.1	2.6

Regulatory developments

There is ongoing cooperation between banks and regulators to implement BCBS liquidity standards, i.e., the LCR and the Net Stable Funding Ratio (NSFR), which are scheduled for implementation in January 2015 and January 2018, respectively, in addition to other supplemental reporting metrics. In January 2013, BCBS released revisions to the LCR metric. We currently monitor the LCR for regulatory and internal reporting purposes and NSFR reporting is provided quarterly to OSFI. Our liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using the NCCF test, and report compliance with NCCF requirements to our regulator.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

30	CIBC SECOND QUARTER 2013

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. CIBC models the behaviour of both assets and liabilities on a net cash flow basis by applying recommended regulatory stress assumptions, supplemented by business experience, against contractual maturities and contingent exposures to construct its behavioural balance sheet. The behavioural balance sheet is a key component of CIBC’s liquidity risk management framework and is the basis by which CIBC manages its liquidity risk profile.

$ millions, as at April 30, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,586	$–	$–	$–	$–	$–	$–	$–	$–	$2,586
Interest bearing deposits with banks	4,227	136	1	–	–	–	–	–	–	4,364
Securities	2,735	2,439	1,329	411	2,241	9,587	11,113	12,094	29,462	71,411
Cash collateral on securities borrowed	3,707	–	–	–	–	–	–	–	–	3,707
Securities purchased under resale agreements	16,166	4,389	1,442	717	65	–	–	–	–	22,779
Loans
Residential mortgages	1,631	4,369	6,813	4,046	5,514	67,819	52,583	5,993	–	148,768
Personal	1,425	581	845	903	1,195	284	–	708	28,812	34,753
Credit card	320	638	956	956	956	7,650	3,318	–	–	14,794
Business and government	5,214	1,754	1,328	1,923	1,255	15,213	5,196	14,312	–	46,195
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,756)	(1,756)
Derivative instruments	954	1,068	721	734	430	5,041	3,234	13,272	–	25,454
Customers’ liability under acceptances	7,209	2,329	–	–	–	–	–	–	–	9,538
Other assets	–	–	–	–	–	–	–	–	15,112	15,112
	$46,174	$17,703	$13,435	$9,690	$11,656	$105,594	$75,444	$46,379	$71,630	$397,705
October 31, 2012	$43,932	$12,825	$9,222	$11,599	$12,037	$89,763	$91,134	$52,405	$70,468	$393,385
Liabilities
Deposits (1)	$18,070	$15,409	$18,605	$18,266	$18,446	$56,113	$22,062	$10,948	$129,434	$307,353
Obligations related to securities sold short	13,566	–	–	–	–	–	–	–	–	13,566
Cash collateral on securities lent	1,581	–	–	–	–	–	–	–	–	1,581
Capital Trust securities	–	–	–	–	–	–	–	1,691	–	1,691
Obligations related to securities sold under repurchase agreements	4,797	584	321	–	–	–	–	–	–	5,702
Derivative instruments	870	1,260	674	772	461	4,980	3,477	12,579	–	25,073
Acceptances	6,701	2,846	–	–	–	–	–	–	–	9,547
Other liabilities	–	–	–	–	–	–	–	–	10,878	10,878
Subordinated indebtedness	–	–	–	–	–	281	–	4,521	–	4,802
	$45,585	$20,099	$19,600	$19,038	$18,907	$61,374	$25,539	$29,739	$140,312	$380,193
October 31, 2012(2)	$45,835	$16,333	$21,453	$18,418	$18,687	$61,336	$27,074	$32,395	$134,816	$376,347
(1)	Comprises $120.4 billion (October 31, 2012: $118.2 billion) of personal deposits of which $116.1 billion (October 31, 2012: $113.6 billion) are in Canada and $4.3 billion (October 31, 2012: $4.6 billion) in other countries; $181.4 billion (October 31, 2012: $177.4 billion) of business and government deposits of which $147.6 billion (October 31, 2012: $143.4 billion) are in Canada and $33.8 billion (October 31, 2012: $34.0 billion) in other countries; and $5.6 billion (October 31, 2012: $4.7 billion) of bank deposits of which $1.8 billion (October 31, 2012: $1.5 billion) are in Canada and $3.8 billion (October 31, 2012: $3.2 billion) in other countries.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period.

CIBC’s net asset position remained unchanged relative to October 31, 2012. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity		Total
Unutilized credit commitments	$424	$4,198	1,134	$1,152	$1,161	$11,844	$16,551	$433	$114,980	(1)	$151,877
Backstop liquidity facilities	–	233	7	3,491	87	–	–	–	–		3,818
Standby and performance letters of credit	660	1,224	1,217	2,169	1,573	394	592	353	–		8,182
Documentary and commercial letters of credit	140	93	15	5	–	–	–	–	–		253
	$1,224	$5,748	$2,373	$6,817	$2,821	$12,238	$17,143	$786	$114,980		$164,130
October 31, 2012(2)	$1,045	$7,464	$3,794	$2,703	$2,210	$10,988	$17,640	$1,480	$112,775		$160,099
(1)	Comprises personal, home equity and credit card lines of credit which are unconditionally cancellable at our discretion.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period.

CIBC SECOND QUARTER 2013	31

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2013	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Operating leases	$32	$64	$96	$93	$93	$687	$576	$1,368	$3,009
Purchase obligations (1)	43	118	181	155	139	655	364	151	1,806
Investment commitments (2)	1	–	–	5	4	5	5	122	142
Pension contributions (3)	21	39	56	–	–	–	–	–	116
Underwriting commitments	414	–	–	–	–	–	–	–	414
	$511	$221	$333	$253	$236	$1,347	$945	$1,641	$5,487
October 31, 2012	$431	$231	$332	$339	$293	$1,518	$1,051	$1,646	$5,841
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. These commitments are generally not cancelled and any undrawn amounts lapse when the private equity fund dissolves.
(3)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2013 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries has primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

CIBC’s risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The Governance and Control Committee (GCC) provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use a three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

32	CIBC SECOND QUARTER 2013

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA), a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based as well as a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risk Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients that help protect the integrity of the capital markets.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

CIBC SECOND QUARTER 2013	33

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2012 Annual Report. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. The key management judgments and estimates remain substantially unchanged from those described on pages 69 to 74 of the 2012 Annual Report.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models that utilize predominantly observable market inputs (Level 2) or one or more significant non-observable market inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 1 to the interim consolidated financial statements.

	2013 Apr. 30			2012 Oct. 31
$ millions, as at	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$844	$852	1.8%	$628	$640	1.6%
AFS securities	22	1,123	4.4	22	1,370	5.5
FVO securities	171	171	55.5	170	170	55.9
Derivative instruments	339	415	1.6	591	683	2.5
	$1,376	$2,561	2.6%	1,411	2,863	3.1%
Financial liabilities
Deposits and other liabilities (2)	$493	$668	28.8%	$428	$597	28.7%
Derivative instruments	479	562	2.2	1,315	1,402	5.2
	$972	$1,230	3.0%	1,743	1,999	4.7%
(1)	Represents percentage of Level 3 financial assets and liabilities to the total financial assets and liabilities in each reported category in Note 1 of our interim consolidated financial statements.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs. During the fourth quarter of 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of LIBOR. Market practices continue to evolve concerning the use and construction of OIS curves that best reflect the nature of the underlying collateral.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2013 Apr. 30	2012 Oct. 31
Securities
Market risk	$2	$3
Derivatives
Market risk	62	53
Credit risk	66	137
Administration costs	5	5
Total valuation adjustments	$135	$198

34	CIBC SECOND QUARTER 2013

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default (PD) factors associated with each risk rating, as well as estimates of loss given default (LGD). The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on allowance for credit losses, see Note 4 to the interim consolidated financial statements.

Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on our current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The following developments occurred during the six months ended April 30, 2013:

•

We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

•	In Green v. Canadian Imperial Bank of Commerce, et al., the plaintiffs filed an appeal to the Ontario Court of Appeal which was heard in May 2013 and the court reserved its decision.
•

In Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. the plaintiffs filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal.

•	In Sherry v. CIBC Mortgages Inc. the motion for class certification is scheduled to be heard in August 2013.
•	In Watson v. Bank of America Corporation, et al., the motion to certify the matter as a class action was heard in April and May and the court reserved its decision.
•

Four additional proposed class actions (Fuze Salon v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., Hello Baby Equipment Inc. v. BofA Canada Bank, et al.) were commenced in western Canada against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of merchants who accepted payment by Visa or MasterCard from 2001 to present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. These matters are similar to previously filed and disclosed proposed class actions relating to default interchange rates and merchant discount fees.

•

In Fresco v. Canadian Imperial Bank of Commerce the Supreme Court of Canada released its decision in March denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

•	In Marcotte v. Bank of Montreal, et al., the Supreme Court of Canada released its decision in April granting leave to appeal. The appeal is scheduled to be heard in February 2014.

CIBC SECOND QUARTER 2013	35

•

In the Sino-Forest class actions, the company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed.

•

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp. (Oppenheimer) seeking damages of US$176 million relating to an alleged breach of a credit facility that CIBC entered into in connection with the sale of CIBC’s capital markets business to Oppenheimer in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In addition, as part of the purchase and sale agreement between Oppenheimer and CIBC, Oppenheimer was required to pay CIBC a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC and has placed the funds in escrow pending the outcome of legal proceedings.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2012 annual consolidated financial statements, and no significant new matters have arisen during the six months ended April 30, 2013.

Asset impairment

As at April 30, 2013, we reported goodwill of $1,708 million (October 31, 2012: $1,701 million) and other intangible assets with an indefinite life of $136 million (October 31, 2012: $136 million). Goodwill is not amortized, but is assessed, at least annually and when there are events or changes in circumstances to indicate that the carrying amount may not be recoverable, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell or value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We performed our annual impairment testing in the fourth quarter of 2012 and did not record any impairment at that time. During the six months ended April 30, 2013, there were no events or changes in circumstances to indicate that the carrying amounts may not be recoverable and hence no further testing was conducted. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in goodwill impairment charges in future periods. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized. As at April 30, 2013, we had a deferred income tax asset of $374 million (October 31, 2012: $457 million) and a deferred income tax liability of $36 million (October 31, 2012: $37 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

For further details on our income taxes, see Note 10 to the interim consolidated financial statements.

Post-employment and other long-term benefit plans

We sponsor a number of benefit plans to eligible employees, including registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, expected rates of return on assets, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management. The actuarial assumptions used for determining net defined benefit expense for a fiscal year are generally set at the beginning of the annual reporting period.

The discount rate assumption used in determining net defined benefit expense reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details on post-employment benefit plan expense, see Note 9 to the interim consolidated financial statements.

36	CIBC SECOND QUARTER 2013

U.S. regulatory developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the OTC derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking that U.S. regulators have not finalized, the impact on CIBC is difficult to anticipate until all the regulations are finalized and released. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere.

In December 2012, CIBC registered as a swap dealer with the U.S. Commodity Futures Trading Commission and adopted processes and procedures necessary to comply with newly-promulgated U.S. regulations in trading swaps with U.S. persons. While certain rules relating to swap reporting and business conduct have gone into effect, many other rules are not in effect or have not been finalized. CIBC will continue to monitor and prepare for developments in this area. While these far-reaching reforms have increased our cost of regulatory compliance and may restrict our ability to continue to engage in certain types of trading activity, we do not expect them to have a significant impact on our results.

Also in December 2012, the Federal Reserve Board proposed new rules under Section 165 and 166 of the Dodd-Frank Act. The proposed rules would mandate new organizational structures, additional capital, liquidity and leverage requirements and other regulatory standards relating to risk management, credit exposure limits, resolution planning and other aspects of foreign banks’ U.S. operations in branches and agencies as well as banking and non-banking subsidiaries. CIBC is evaluating the potential impact to our operations if the proposed rules were enacted.

The Dodd-Frank Act also mandates the so-called Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. While U.S. regulators proposed extensive implementing regulations in late 2011, they have not promulgated final regulations concerning the Volcker Rule. The rule, if enacted as proposed, contemplated an extraterritorial reach that might impact CIBC’s trading businesses outside of the U.S., as well as CIBC’s ability to invest in or sponsor certain unregistered private equity or hedge funds. The U.S. regulators received multiple public comments in response to the proposed rule, creating uncertainty as to the future form of the restrictions. It is impossible to assess the full impact of the Volcker Rule on CIBC’s operations until U.S. regulators provide further guidance or release the final rules.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2013, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter and six months ended April 30, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC SECOND QUARTER 2013	37

Interim consolidated financial statements

(Unaudited)

Contents

39	Consolidated balance sheet
40	Consolidated statement of income
41	Consolidated statement of comprehensive income
42	Consolidated statement of changes in equity
43	Consolidated statement of cash flows
44	Notes to the interim consolidated financial statements

44	Note 1	–	Fair value of financial instruments
46	Note 2	–	Significant acquisition and disposition
46	Note 3	–	Securities
47	Note 4	–	Loans
48	Note 5	–	Structured entities and derecognition of financial assets
49	Note 6	–	Deposits

49	Note 7	–	Subordinated indebtedness
50	Note 8	–	Share capital
51	Note 9	–	Post-employment benefit expense
51	Note 10	–	Income taxes
51	Note 11	–	Earnings per share
52	Note 12	–	Contingent liabilities and provision
53	Note 13	–	Segmented information

38	CIBC SECOND QUARTER 2013

Consolidated balance sheet

Unaudited, $ millions, as at	2013 Apr. 30	2012 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,586	$2,613
Interest-bearing deposits with banks	4,364	2,114
Securities
Trading	45,806	40,330
Available-for-sale (AFS) (Note 3)	25,297	24,700
Designated at fair value (FVO)	308	304
	71,411	65,334
Cash collateral on securities borrowed	3,707	3,311
Securities purchased under resale agreements	22,779	25,163
Loans
Residential mortgages	148,768	150,056
Personal	34,753	35,323
Credit card	14,794	15,153
Business and government	46,195	43,624
Allowance for credit losses (Note 4)	(1,756)	(1,860)
	242,754	242,296
Other
Derivative instruments	25,454	27,039
Customers’ liability under acceptances	9,538	10,436
Land, buildings and equipment	1,660	1,683
Goodwill	1,708	1,701
Software and other intangible assets	689	656
Investments in equity-accounted associates and joint ventures	1,611	1,635
Other assets	9,444	9,404
	50,104	52,554
	$397,705	$393,385
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$120,369	$118,153
Business and government	129,962	125,055
Bank	5,629	4,723
Secured borrowings	51,393	52,413
	307,353	300,344
Obligations related to securities sold short	13,566	13,035
Cash collateral on securities lent	1,581	1,593
Capital Trust securities	1,691	1,678
Obligations related to securities sold under repurchase agreements	5,702	6,631
Other
Derivative instruments	25,073	27,091
Acceptances	9,547	10,481
Other liabilities	10,878	10,671
	45,498	48,243
Subordinated indebtedness	4,802	4,823
Equity
Preferred shares	1,706	1,706
Common shares (Note 8)	7,743	7,769
Contributed surplus	80	85
Retained earnings	7,545	7,042
Accumulated other comprehensive income (AOCI)	270	264
Total shareholders’ equity	17,344	16,866
Non-controlling interests	168	172
Total equity	17,512	17,038
	$397,705	$393,385

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2013	39

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, $ millions, except as noted	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Interest income
Loans	$2,389	$2,474	$2,454	$4,863	$4,994
Securities	409	403	363	812	751
Securities borrowed or purchased under resale agreements	86	88	77	174	153
Deposits with banks	10	11	9	21	20
	2,894	2,976	2,903	5,870	5,918
Interest expense
Deposits	866	904	910	1,770	1,825
Securities sold short	82	83	77	165	164
Securities lent or sold under repurchase agreements	27	30	41	57	93
Subordinated indebtedness	50	52	52	102	104
Capital Trust securities	36	34	36	70	72
Other	10	18	34	28	65
	1,071	1,121	1,150	2,192	2,323
Net interest income	1,823	1,855	1,753	3,678	3,595
Non-interest income
Underwriting and advisory fees	97	106	114	203	221
Deposit and payment fees	195	191	188	386	378
Credit fees	109	118	98	227	195
Card fees	142	156	149	298	313
Investment management and custodial fees	117	112	105	229	207
Mutual fund fees	249	240	219	489	431
Insurance fees, net of claims	86	85	80	171	162
Commissions on securities transactions	107	101	107	208	208
Trading income (loss)	(1)	14	41	13	86
AFS securities gains, net	83	72	81	155	133
FVO losses, net	–	(3)	(11)	(3)	(19)
Foreign exchange other than trading	17	4	35	21	65
Income from equity-accounted associates and joint ventures	29	25	24	54	86
Other	86	105	101	191	180
	1,316	1,326	1,331	2,642	2,646
Total revenue	3,139	3,181	3,084	6,320	6,241
Provision for credit losses (Note 4)	265	265	308	530	646
Non-interest expenses
Employee compensation and benefits	1,037	1,082	994	2,119	2,007
Occupancy costs	180	168	172	348	345
Computer, software and office equipment	251	247	256	498	497
Communications	80	77	76	157	155
Advertising and business development	51	47	52	98	101
Professional fees	39	36	43	75	82
Business and capital taxes	14	17	10	31	23
Other	169	313	161	482	345
	1,821	1,987	1,764	3,808	3,555
Income before income taxes	1,053	929	1,012	1,982	2,040
Income taxes	177	131	201	308	394
Net income	$876	$798	$811	$1,674	$1,646
Net income attributable to non-controlling interests	$2	$2	$1	$4	$4
Preferred shareholders	$25	$25	$44	$50	$100
Common shareholders	849	771	766	1,620	1,542
Net income attributable to equity shareholders	$874	$796	$810	$1,670	$1,642
Earnings per share (in dollars) (Note 11)
–Basic	$2.12	$1.91	$1.90	$4.03	$3.84
–Diluted	2.12	1.91	1.90	4.03	3.83
Dividends per common share (in dollars)	0.94	0.94	0.90	1.88	1.80

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

40	CIBC SECOND QUARTER 2013

Consolidated statement of comprehensive income

		For the three months ended		For the six months ended
Unaudited, $ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Net income	$876	$798	$811	$1,674	$1,646
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	82	(21)	(95)	61	(54)
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	–	–	1
Net gains (losses) on hedges of investments in foreign operations	(53)	11	39	(42)	20
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	–	–	(1)
	29	(10)	(56)	19	(34)
Net change in AFS securities
Net gains (losses) on AFS securities	77	20	(2)	97	83
Net (gains) losses on AFS securities reclassified to net income	(60)	(52)	(57)	(112)	(97)
	17	(32)	(59)	(15)	(14)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(33)	28	(3)	(5)	–
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	27	(20)	(1)	7	4
	(6)	8	(4)	2	4
Total OCI (1)	40	(34)	(119)	6	(44)
Comprehensive income	$916	$764	$692	$1,680	$1,602
Comprehensive income attributable to non-controlling interests	$2	$2	$1	$4	$4
Preferred shareholders	$25	$25	$44	$50	$100
Common shareholders	889	737	647	1,626	1,498
Comprehensive income attributable to equity shareholders	$914	$762	$691	$1,676	$1,598
(1)	Includes $3 million of gains for the quarter ended April 30, 2013 (January 31, 2013: $1 million of gains; April 30, 2012: $4 million of gains) and $4 million of gains for the six months ended April 30, 2013 (April 30, 2012: $7 million of gains) relating to our investments in equity-accounted associates and joint ventures.

		For the three months ended		For the six months ended
Unaudited, $ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(6)	$1	$3	$(5)	$2
Net gains (losses) on hedges of investments in foreign operations	10	(2)	(9)	8	(4)
	4	(1)	(6)	3	(2)
Net change in AFS securities
Net gains (losses) on AFS securities	(19)	(12)	12	(31)	(22)
Net (gains) losses on AFS securities reclassified to net income	22	20	25	42	40
	3	8	37	11	18
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	12	(10)	3	2	1
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(10)	7	(1)	(3)	(2)
	2	(3)	2	(1)	(1)
	$9	$4	$33	$ 13	$ 15

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2013	41

Consolidated statement of changes in equity

		For the three months ended		For the six months ended
Unaudited, $ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Preferred shares
Balance at beginning of period	$1,706	$1,706	$2,306	$1,706	$2,756
Redemption of preferred shares	–	–	(300)	–	(750)
Balance at end of period	$1,706	$1,706	$2,006	$1,706	$2,006
Common shares
Balance at beginning of period	$7,765	$7,769	$7,537	$7,769	$7,376
Issue of common shares	26	59	156	85	317
Purchase of common shares for cancellation	(48)	(64)	–	(112)	–
Treasury shares	–	1	4	1	4
Balance at end of period	$7,743	$7,765	$7,697	$7,743	$7,697
Contributed surplus
Balance at beginning of period	$79	$85	$87	$85	$93
Stock option expense	1	1	1	2	4
Stock options exercised	(1)	(6)	(2)	(7)	(11)
Other	1	(1)	–	–	–
Balance at end of period	$80	$79	$86	$80	$86
Retained earnings
Balance at beginning of period	$7,229	$7,042	$5,873	$7,042	$5,457
Net income attributable to equity shareholders	874	796	810	1,670	1,642
Dividends
Preferred	(25)	(25)	(32)	(50)	(70)
Common	(376)	(379)	(364)	(755)	(724)
Premium on redemption of preferred shares	–	–	(12)	–	(30)
Premium on purchase of common shares for cancellation	(158)	(205)	–	(363)	–
Other	1	–	1	1	1
Balance at end of period	$7,545	$7,229	$6,276	$7,545	$6,276
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(98)	$(88)	$(66)	$(88)	$(88)
Net change in foreign currency translation adjustments	29	(10)	(56)	19	(34)
Balance at end of period	$(69)	$(98)	$(122)	$(69)	$(122)
Net gains (losses) on AFS securities
Balance at beginning of period	$318	$350	$383	$350	$338
Net change in AFS securities	17	(32)	(59)	(15)	(14)
Balance at end of period	$335	$318	$324	$335	$324
Net gains (losses) on cash flow hedges
Balance at beginning of period	$10	$2	$3	$2	$(5)
Net change in cash flow hedges	(6)	8	(4)	2	4
Balance at end of period	$4	$10	$(1)	$4	$(1)
Total AOCI, net of tax	$270	$230	$201	$270	$201
Non-controlling interests
Balance at beginning of period	$166	$172	$163	$172	$164
Net income attributable to non-controlling interests	2	2	1	4	4
Dividends	–	(2)	–	(2)	(2)
Other	–	(6)	(1)	(6)	(3)
Balance at end of period	$168	$166	$163	$168	$163
Equity at end of period	$17,512	$17,175	$16,429	$17,512	$16,429

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC SECOND QUARTER 2013

Consolidated statement of cash flows

		For the three months ended		For the six months ended
Unaudited, $ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$876	$798	$811	$1,674	$1,646
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	265	265	308	530	646
Amortization (1)	86	82	92	168	183
Stock option expense	1	1	1	2	4
Deferred income taxes	95	(14)	(51)	81	(36)
AFS securities gains, net	(83)	(72)	(81)	(155)	(133)
Net gains on disposal of land, buildings and equipment	(1)	(2)	–	(3)	–
Other non-cash items, net	(44)	(71)	(20)	(115)	111
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(1,030)	(1,220)	788	(2,250)	(296)
Loans, net of repayments	(1,543)	446	(1,669)	(1,097)	(4,620)
Deposits, net of withdrawals	753	6,189	1,739	6,942	7,775
Obligations related to securities sold short	1,253	(722)	1,532	531	(425)
Accrued interest receivable	(30)	67	(42)	37	(37)
Accrued interest payable	165	(296)	206	(131)	(162)
Derivative assets	(355)	1,927	4,439	1,572	1,344
Derivative liabilities	501	(2,536)	(4,639)	(2,035)	(1,023)
Trading securities	(4,967)	(509)	(2,069)	(5,476)	(4,938)
FVO securities	(5)	1	40	(4)	107
Other FVO assets and liabilities	160	54	(200)	214	(75)
Current income taxes	(122)	(415)	53	(537)	(502)
Cash collateral on securities lent	121	(133)	840	(12)	191
Obligations related to securities sold under repurchase agreements	1,186	(2,115)	(3,043)	(929)	(761)
Cash collateral on securities borrowed	(230)	(166)	(1,250)	(396)	(1,278)
Securities purchased under resale agreements	2,802	(418)	(609)	2,384	2,197
Other, net	381	314	(15)	695	(369)
	235	1,455	(2,839)	1,690	(451)
Cash flows provided by (used in) financing activities
Redemption/repurchase of subordinated indebtedness	(11)	–	–	(11)	–
Redemption of preferred shares	–	–	(312)	–	(780)
Issue of common shares for cash	25	53	154	78	306
Purchase of common shares for cancellation	(206)	(269)	–	(475)	–
Net proceeds from treasury shares	–	1	4	1	4
Dividends paid	(401)	(404)	(396)	(805)	(794)
	(593)	(619)	(550)	(1,212)	(1,264)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(6,094)	(6,642)	(8,487)	(12,736)	(22,895)
Proceeds from sale of AFS securities	4,310	2,702	5,485	7,012	12,212
Proceeds from maturity of AFS securities	2,461	2,793	7,139	5,254	13,226
Net cash used in acquisitions	–	–	–	–	(3)
Net cash provided by dispositions	–	41	–	41	–
Net purchase of land, buildings and equipment	(47)	(39)	(53)	(86)	(98)
	630	(1,145)	4,084	(515)	2,442
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	12	(2)	(10)	10	(8)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	284	(311)	685	(27)	719
Cash and non-interest-bearing deposits with banks at beginning of period	2,302	2,613	1,515	2,613	1,481
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,586	$2,302	$2,200	$2,586	$2,200
Cash interest paid	$906	$1,417	$944	$2,323	$2,485
Cash income taxes paid	204	560	199	764	932
Cash interest and dividends received	2,864	3,043	2,861	5,907	5,881
(1)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $266 million (January 31, 2013: $269 million; April 30, 2012: $292 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2013	43

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Statements” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2012, except as noted. Effective November 1, 2012, we retrospectively adopted the amended IAS 1 “Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income”, which requires separate presentation of items of other comprehensive income that are subject to reclassification to net income in the future from those that are not subject to reclassification.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2013.

1.	Fair value of financial instruments

The tables below present the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2013 Apr. 30	2012 Oct. 31	2013 Apr. 30	2012 Oct. 31	2013 Apr. 30	2012 Oct. 31	2013 Apr. 30	2012 Oct. 31
Financial assets
Trading securities
Government issued or guaranteed	$2,924	$2,052	$10,256	$8,468	$–	$–	$13,180	$10,520
Corporate equity	24,565	23,693	4,211	3,600	–	–	28,776	27,293
Corporate debt	–	–	2,370	1,351	–	–	2,370	1,351
Mortgage- and asset-backed	–	–	636	538	844	628	1,480	1,166
	$27,489	$25,745	$17,473	$13,957	$844	$628	$45,806	$40,330
Trading loans
Business and government	$1,572	$866	$69	$27	$8	$12	$1,649	$905
AFS securities
Government issued or guaranteed	$1,550	$1,889	$14,973	$15,389	$–	$–	$16,523	$17,278
Corporate equity	20	14	–	1	667	639	687	654
Corporate debt	–	–	6,057	4,977	21	21	6,078	4,998
Mortgage- and asset-backed	–	–	1,574	1,060	435	710	2,009	1,770
	$1,570	$1,903	$22,604	$21,427	$1,123	$1,370	$25,297	$24,700
FVO securities
Government issued or guaranteed	$–	$–	$47	$47	$–	$–	$47	$47
Corporate debt	–	–	90	87	–	–	90	87
Asset-backed	–	–	–	–	171	170	171	170
	$–	$–	$137	$134	$171	$170	$308	$304
FVO securities purchased under resale agreements	$–	$–	$38	$38	$–	$–	$38	$38
Derivative instruments
Interest rate	$1	$12	$18,284	$20,166	$75	$80	$18,360	$20,258
Foreign exchange	–	–	5,644	5,386	–	–	5,644	5,386
Credit	–	–	–	–	338	591	338	591
Equity	92	33	341	209	2	12	435	254
Precious metal	15	7	39	15	–	–	54	22
Other commodity	124	193	499	335	–	–	623	528
	$232	$245	$24,807	$26,111	$415	$683	$25,454	$27,039
Total financial assets	$30,863	$28,759	$65,128	$61,694	$2,561	$2,863	$98,552	$93,316
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,654)	$(1,483)	$(668)	$(597)	$(2,322)	$(2,080)
Obligations related to securities sold short	(8,391)	(6,805)	(5,175)	(6,230)	–	–	(13,566)	(13,035)
	$(8,391)	$(6,805)	$(6,829)	$(7,713)	$(668)	$(597)	$(15,888)	$(15,115)
Derivative instruments
Interest rate	$–	$–	$(17,740)	$(19,540)	$(80)	$(85)	$(17,820)	$(19,625)
Foreign exchange	–	–	(5,195)	(4,556)	–	–	(5,195)	(4,556)
Credit	–	–	–	–	(479)	(1,315)	(479)	(1,315)
Equity	(75)	(18)	(996)	(936)	(3)	(2)	(1,074)	(956)
Precious metal	(16)	(18)	(28)	(13)	–	–	(44)	(31)
Other commodity	(95)	(101)	(366)	(507)	–	–	(461)	(608)
	$(186)	$(137)	$(24,325)	$(25,552)	$(562)	$(1,402)	$(25,073)	$(27,091)
Total financial liabilities	$(8,577)	$(6,942)	$(31,154)	$(33,265)	$(1,230)	$(1,999)	$(40,961)	$(42,206)
(1)	Comprises FVO deposits of $1,702 million (October 31, 2012: $1,488 million), FVO secured borrowings of $333 million (October 31, 2012: $365 million), bifurcated embedded derivatives of $233 million (October 31, 2012: $184 million), FVO other liabilities of $5 million (October 31, 2012: $3 million), and other financial liabilities measured at fair value of $49 million (October 31, 2012: $40 million). Changes in our own credit risk had an insignificant impact on the determination of the fair value of our FVO deposits.

44	CIBC SECOND QUARTER 2013

We transferred $2 million of certain bifurcated embedded derivatives along with an offsetting amount of derivatives we held as hedges from Level 2 to Level 3 due to the use of non-observable inputs during the quarter, and $12 million of certain bifurcated embedded derivatives from Level 3 to Level 2 due to availability of market observable inputs in the first quarter.

The net gain recognized in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter and six months ended April 30, 2013 was $83 million and $130 million, respectively (a net gain of $69 million and $92 million for the quarter and six months ended April 30, 2012, respectively).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2013
Trading securities
Mortgage- and asset-backed	$838	$18	$24	$–	$–	$–	$–	$–	$–	$(36)	$844
Trading loans
Business and government	8	–	–	–	–	–	–	–	–	–	8
AFS securities
Corporate equity	650	21	(2)	(7)	–	–	50	–	(45)	–	667
Corporate debt	21	–	–	–	–	–	–	–	–	–	21
Mortgage- and asset-backed	554	3	–	(2)	–	–	2	–	–	(122)	435
FVO securities
Asset-backed	167	1	11	–	–	–	–	–	–	(8)	171
Derivative instruments
Interest rate	71	4	4	–	–	–	–	–	–	(4)	75
Credit	514	4	(45)	–	–	–	–	–	–	(135)	338
Equity	–	–	–	–	2	–	–	–	–	–	2
Total assets	$2,823	$51	$(8)	$(9)	$2	$–	$52	$–	$(45)	$(305)	$2,561
Deposits and other liabilities (3)	$(656)	$(1)	$(13)	$–	$(2)	$–	$–	$(10)	$2	$12	$(668)
Derivative instruments
Interest rate	(76)	(4)	(4)	–	–	–	–	–	–	4	(80)
Credit	(568)	3	58	–	–	–	–	–	–	28	(479)
Equity	(4)	–	1	–	–	–	–	–	–	–	(3)
Total liabilities	$(1,304)	$(2)	$42	$–	$(2)	$–	$–	$(10)	$2	$44	$(1,230)
Oct. 31, 2012
Trading securities
Mortgage- and asset-backed	$611	$11	$25	$–	$–	$–	$1	$–	$–	$(20)	$628
Trading loans
Business and government	16	–	(4)	–	–	–	–	–	–	–	12
AFS securities
Corporate equity	668	14	(10)	(17)	–	–	8	–	(24)	–	639
Corporate debt	65	44	(2)	(31)	–	–	–	–	(51)	(4)	21
Mortgage- and asset-backed	863	–	–	4	–	–	–	–	–	(157)	710
FVO securities
Asset-backed	195	16	18	–	–	–	–	–	(18)	(41)	170
Derivative instruments
Interest rate	82	2	(2)	–	–	–	–	–	–	(2)	80
Credit	758	(4)	(142)	–	–	–	–	–	–	(21)	591
Equity	9	–	3	–	–	–	–	–	–	–	12
Total assets	$3,267	$83	$(114)	$(44)	$–	$–	$9	$–	$(93)	$(245)	$2,863
Deposits and other liabilities (3)	$(582)	$(1)	$(24)	$–	$–	$27	$(3)	$(6)	$(20)	$12	$(597)
Derivative instruments
Interest rate	(89)	(11)	2	–	–	–	–	–	–	13	(85)
Credit	(1,494)	11	126	–	–	–	–	–	–	42	(1,315)
Equity	(3)	1	1	–	–	–	–	–	–	(1)	(2)
Total liabilities	$(2,168)	$–	$105	$–	$–	$27	$(3)	$(6)	$(20)	$66	$(1,999)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $539 million (October 31, 2012: $472 million) and bifurcated embedded derivatives of $126 million (October 31, 2012: $122 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

Asset-backed securities (ABS) are sensitive to credit spreads, which we consider to be a non-observable market input.

AFS privately issued equity and debt securities are sensitive to non-observable assumptions and inputs such as projected cash flow and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

CIBC SECOND QUARTER 2013	45

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions used to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $73 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $5 million, assuming current credit valuation adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $19 million, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $10 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $43 million.

A 10% reduction in the MTM of our AFS privately issued equity and debt securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $67 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation assumptions and extrapolated credit spreads, would result in a gain of approximately $5 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques and correlation assumptions, would result in a gain of approximately $13 million.

2.	Significant acquisition and disposition

Atlantic Trust Private Wealth Management

On April 11, 2013, CIBC announced that it entered into a definitive agreement to acquire Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for US$210 million. Atlantic Trust, which has approximately US$20 billion in assets under management, provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments. The transaction is subject to regulatory approval and is expected to close in early fiscal 2014. The results of the acquired business will be consolidated from the date of close and will be included in the Wealth Management strategic business unit (SBU).

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the quarter ended January 31, 2013. CIBC’s other businesses in Asia were unaffected by this transaction.

3.	Securities

Fair value of AFS securities

$ millions, as at	2013 Apr. 30				2012 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,795	$33	$–	$6,828	$6,683	$84	$(2)	$6,765
Other Canadian governments	3,651	40	(1)	3,690	4,197	28	(2)	4,223
U.S. Treasury and agencies	3,967	21	(2)	3,986	4,393	14	(8)	4,399
Other foreign governments	2,012	23	(16)	2,019	1,885	24	(18)	1,891
Mortgage-backed securities	1,539	12	–	1,551	1,004	19	–	1,023
Asset-backed securities	451	7	–	458	736	11	–	747
Corporate public debt	6,009	73	(13)	6,069	4,938	69	(18)	4,989
Corporate private debt	5	4	–	9	5	4	–	9
Corporate public equity	9	12	–	21	5	11	–	16
Corporate private equity	411	255	–	666	378	260	–	638
	$24,849	$480	$(32)	$25,297	$24,224	$524	$(48)	$24,700

As at April 30, 2013, the amortized cost of 95 AFS securities that are in a gross unrealized loss position (January 31, 2013: 117 securities) exceeded their fair value by $32 million (January 31, 2013: $51 million). The securities that have been in a gross unrealized loss position for more than a year include 2 AFS securities (January 31, 2013: 3 securities), with a gross unrealized loss of less than $1 million (January 31, 2013: less than $1 million).

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we

46	CIBC SECOND QUARTER 2013

reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the quarter and six months ended April 30, 2013, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at		2013 Apr. 30		2012 Oct. 31
		Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables		$3,266	$3,295	$3,864	$3,940
Trading assets previously reclassified to AFS		11	11	14	14
Total financial assets reclassified		$3,277	$3,306	$3,878	$3,954

		For the three months ended		For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Net income (before taxes) recognized on assets reclassified
Interest income	$20	$16	$26	$36	$53
Impairment write-downs	(14)	–	–	(14)	–
	$6	$16	$26	$22	$53
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$(11)	$24	$20	$13	$44
On trading assets previously reclassified to AFS	–	–	–	–	–
	$(11)	$24	$20	$13	$44

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

4.	Loans

Allowance for credit losses

				For the three months ended		For the six months ended
$ millions			2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$446	$1,435	$1,881	$1,916	$1,895	$1,916	$1,851
Provision for credit losses	54	211	265	265	308	530	646
Write-offs	(109)	(259)	(368)	(336)	(323)	(704)	(645)
Recoveries	3	43	46	44	43	90	83
Interest income on impaired loans	(5)	(4)	(9)	(9)	(11)	(18)	(27)
Other	2	–	2	1	(8)	3	(4)
Balance at end of period	$391	$1,426	$1,817	$1,881	$1,904	$1,817	$1,904
Comprises:
Loans	$391	$1,365	$1,756	$1,820	$1,856	$1,756	$1,856
Undrawn credit facilities (1)	–	61	61	61	48	61	48
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2013 Apr. 30	2012 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$482	$1	$54	$427	$427
Personal	279	9	183	87	83
Business and government	931	381	22	528	636
Total impaired loans (2)	$1,692	$391	$259	$1,042	$1,146
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,167 million (October 31, 2012: $1,195 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended April 30, 2013 totalled $1,756 million (for the quarter ended October 31, 2012: $1,872 million).

CIBC SECOND QUARTER 2013	47

Contractually past due loans but not impaired

$ millions, as at				2013 Apr. 30	2012 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,822	$605	$235	$2,662	$2,732
Personal	432	92	21	545	564
Credit card	700	178	124	1,002	1,060
Business and government	219	107	16	342	284
	$3,173	$982	$396	$4,551	$4,640

5.	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include special purpose entities which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Details of our consolidated and non-consolidated structured entities are provided on pages 117 and 118 of the 2012 Annual Report.

With respect to our Covered Bond Programme as at April 30, 2013, $11.9 billion of mortgages with a fair value of $11.9 billion (October 31, 2012: $14.6 billion with a fair value of $14.7 billion) supported associated covered bond liabilities of $11.5 billion with a fair value of $11.6 billion (October 31, 2012: $13.9 billion with a fair value of $14.0 billion).

With respect to Cards II Trust and Broadway Trust entities as at April 30, 2013, $5.7 billion of credit card receivable assets with a fair value of $5.8 billion (October 31, 2012: $5.0 billion with a fair value of $5.0 billion) supported associated funding liabilities of $5.7 billion with a fair value of $5.8 billion (October 31, 2012: $4.9 billion with a fair value of $5.0 billion).

As at April 30, 2013, there were $2.6 billion (October 31, 2012: $1.6 billion) of total assets in our non-consolidated multi-seller conduits. Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

	CIBC sponsored conduits	CIBC structured collateralized debt obligation vehicles			Pass-through investment structures	Commercial mortgage securitization trust
			Third-party structured vehicles
$ millions, as at April 30, 2013			Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$53	$7	$836	$187	$3,692	$2
AFS securities	–	2	–	459	–	–
FVO securities	–	–	171	–	–	–
Loans	82	204	2,951	23	–	–
Derivatives (2)	–	–	–	–	15	–
	$135	$213	$3,958	$669	$3,707	$2
October 31, 2012	$103	$232	$4,313	$1,004	$2,259	$1
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–	$19	$417	$–	$342	$–
October 31, 2012	$–	$23	$1,198	$–	$151	$–
Maximum exposure to loss, net of hedges
Investment and loans	$135	$213	$3,958	$669	$3,692	$2
Notional of written derivatives, less fair value losses	–	170	2,880	–	–	–
Liquidity and credit facilities	2,517	41	350	27	–	–
Less: hedges of investments, loans and written derivatives exposure	–	(324)	(5,886)	–	(3,692)	–
	$2,652	$100	$1,302	$696	$–	$2
October 31, 2012	$1,657	$100	$1,360	$1,027	$–	$1
(1)	Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures and excludes all other derivatives.

48	CIBC SECOND QUARTER 2013

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 120 of the 2012 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2013 Apr. 30		2012 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$32,743	$32,847	$32,409	$32,528
Securities held by counterparties as collateral under repurchase agreements (2)(3)	1,419	1,419	1,795	1,795
Securities lent for securities collateral (2)(3)	7,795	7,795	5,324	5,324
	$41,957	$42,061	$39,528	$39,647
Carrying amount of associated liabilities	$43,429	$43,470	$40,762	$40,830
(1)	Includes $6.5 billion (October 31, 2012: $4.0 billion) of mortgages underlying mortgage-backed securities held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1,624 million (October 31, 2012: $1,196 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.

Additionally, we securitized $21.9 billion with a fair value of $22.0 billion (October 31, 2012: $22.7 billion with a fair value of $22.8 billion) of mortgages that were not transferred to external parties.

6.	Deposits (1)(2)

$ millions, as at				2013 Apr. 30	2012 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$8,449	$70,855	$41,065	$120,369	$118,153
Business and government	29,690	18,748	81,524	129,962	125,055
Bank	1,683	9	3,937	5,629	4,723
Secured borrowings (6)	–	–	51,393	51,393	52,413
	$39,822	$89,612	$177,919	$307,353	$300,344
Comprised of:
Held at amortized cost				$305,318	$298,491
Designated at fair value				2,035	1,853
				$307,353	$300,344
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$34,642	$29,717
In foreign offices				2,626	2,592
Interest-bearing deposits
In domestic offices				230,795	228,790
In foreign offices				38,234	38,808
U.S. federal funds purchased				1,056	437
				$307,353	$300,344
(1)	Includes deposits of $65.5 billion (October 31, 2012: $66.8 billion) denominated in U.S. dollars and deposits of $7.4 billion (October 31, 2012: $6.5 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $975 million (October 31, 2012: $1,127 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

7.	Subordinated indebtedness

During the quarter, we purchased and cancelled $8 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085, and $10 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

CIBC SECOND QUARTER 2013	49

8.	Share capital

Common shares

	For the three months ended							For the six months ended
$ millions, except number of shares		2013 Apr. 30			2013 Jan. 31		2012 Apr. 30		2013 Apr. 30		2012 Apr. 30
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	401,959,802	$7,765		404,484,938	$7,769	402,728,389	$7,537	404,484,938	$7,769	400,534,211	$7,376
Issuance pursuant to:
Stock option plans	53,807	4		535,386	38	133,683	8	589,193	42	707,173	47
Shareholder investment plan (1)	–	–		7,672	1	1,758,924	127	7,672	1	3,078,441	226
Employee share purchase plan	267,760	22		253,964	20	275,500	21	521,724	42	584,721	44
	402,281,369	$7,791		405,281,960	$7,828	404,896,496	$7,693	405,603,527	$7,854	404,904,546	$7,693
Purchase of common shares for cancellation	(2,471,031)	(48)		(3,337,300)	(64)	–	–	(5,808,331)	(112)	–	–
Treasury shares	1,000	–	(2)	15,142	1	48,077	4	16,142	1	40,027	4
Balance at end of period	399,811,338	$7,743		401,959,802	$7,765	404,944,573	$7,697	399,811,338	$7,743	404,944,573	$7,697
(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Due to rounding.

Normal course issuer bid

During the quarter, we purchased and cancelled 2,471,031 common shares under the normal course issuer bid at an average price of $83.23 for a total amount of $206 million. During the six months ended April 30, 2013, we purchased and cancelled 5,808,331 common shares at an average price of $81.77 for a total amount of $475 million. We have now purchased all shares pursuant to the normal course issuer bid announced on August 30, 2012.

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2013 (1) Apr. 30	2012 (1) Oct. 31
Basel III - Transitional basis
Common Equity Tier 1 capital	$15,871	n/a
Tier 1 capital	17,070	n/a
Total capital	20,992	n/a
Risk-weighted assets (RWA)	138,256	n/a
Common Equity Tier 1 ratio	11.5%	n/a
Tier 1 capital ratio	12.4%	n/a
Total capital ratio	15.2%	n/a
ACM	18.0	x	n/a
Basel III - All-in-basis
Common Equity Tier 1 capital	$12,260	n/a
Tier 1 capital	15,357	n/a
Total capital	19,471	n/a
RWA	125,938	n/a
Common Equity Tier 1 ratio	9.7%	n/a
Tier 1 capital ratio	12.2%	n/a
Total capital ratio	15.5%	n/a
Basel II
Tier 1 capital	n/a	$15,940	(2)
Total capital	n/a	19,924	(2)
RWA	n/a	115,229
Tier 1 capital ratio	n/a	13.8%
Total capital ratio	n/a	17.3%
ACM	n/a	17.4	x
(1)	Capital measures for fiscal year 2013 are based on Basel III whereas fiscal 2012 measures are based on Basel II.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election.
n/a	Not applicable.

During the quarter and six months ended April 30, 2013, we have complied with all of our regulatory capital requirements.

50	CIBC SECOND QUARTER 2013

9.	Post-employment benefit expense

	For the three months ended			For the six months ended
$ millions	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Defined benefit plans
Pension plans	$33	$35	$32	$68	$65
Other post-employment plans	9	9	8	18	16
Total net defined benefit expense	$42	$44	$40	$86	$81
Defined contribution plans
CIBC’s pension plans	$3	$3	$3	$6	$6
Government pension plans (1)	21	21	20	42	40
Total defined contribution expense	$24	$24	$23	$48	$46
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

10.	Income taxes

Deferred income tax assets and liabilities

As at April 30, 2013, we had available gross deferred income tax assets of $374 million (October 31, 2012: $457 million) and gross deferred income tax liabilities of $36 million (October 31, 2012: $37 million).

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada (TCC) struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal (FCA) and on May 6, 2013, the FCA found in CIBC’s favour on all grounds. If the Crown does not seek to appeal these rulings, we would expect the TCC trial on the deductibility of the Enron charges to commence in the latter part of 2014 or 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $189 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

11.	Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2013 Apr. 30	2013 Jan. 31	2012 Apr. 30	2013 Apr. 30	2012 Apr. 30
Basic Earnings per share (EPS)
Net income attributable to equity shareholders	$874	$796	$810	$1,670	$1,642
Less: Preferred share dividends and premiums	25	25	44	50	100
Net income attributable to common shareholders	$849	$771	$766	$1,620	$1,542
Weighted-average common shares outstanding (thousands)	400,400	403,332	403,058	401,890	402,068
Basic EPS	$2.12	$1.91	$1.90	$4.03	$3.84
Diluted EPS
Net income attributable to diluted common shareholders	$849	$771	$766	$1,620	$1,542
Weighted-average common shares outstanding (thousands)	400,400	403,332	403,058	401,890	402,068
Add: Stock options potentially exercisable (1) (thousands)	412	438	529	425	522
Weighted-average diluted common shares outstanding (thousands)	400,812	403,770	403,587	402,315	402,590
Diluted EPS	$2.12	$1.91	$1.90	$4.03	$3.83
(1)	Excludes average options outstanding of 346,842 (January 31, 2013: 346,801; April 30, 2012: 1,257,804) with a weighted-average exercise price of $95.41 (January 31, 2013: $95.62; April 30, 2012: $83.73) for the quarter ended April 30, 2013 and average options of 345,201 with a weighted-average price of $95.58 for the six months ended April 30, 2013 (average options of 1,518,301 with a weighted-average price of $82.40 for the six months ended April 30, 2012), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC SECOND QUARTER 2013	51

12.	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The following developments occurred during the six months ended April 30, 2013:

•

We recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

•	In Green v. Canadian Imperial Bank of Commerce, et al., the plaintiffs filed an appeal to the Ontario Court of Appeal which was heard in May 2013 and the court reserved its decision.
•

In Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. the plaintiffs filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal.

•	In Sherry v. CIBC Mortgages Inc. the motion for class certification is scheduled to be heard in August 2013.
•	In Watson v. Bank of America Corporation, et al., the motion to certify the matter as a class action was heard in April and May and the court reserved its decision.
•

Four additional proposed class actions (Fuze Salon v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., Hello Baby Equipment Inc. v. BofA Canada Bank, et al.) were commenced in western Canada against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of merchants who accepted payment by Visa or MasterCard from 2001 to present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. These matters are similar to previously filed and disclosed proposed class actions relating to default interchange rates and merchant discount fees.

•

In Fresco v. Canadian Imperial Bank of Commerce the Supreme Court of Canada released its decision in March denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

•	In Marcotte v. Bank of Montreal, et al., the Supreme Court of Canada released its decision in April granting leave to appeal. The appeal is scheduled to be heard in February 2014.
•

In the Sino-Forest class actions, the company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed.

•

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp. (Oppenheimer) seeking damages of US$176 million relating to an alleged breach of a credit facility that CIBC entered into in connection with the sale of CIBC’s capital markets business to Oppenheimer in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In addition, as part of the purchase and sale agreement between Oppenheimer and CIBC, Oppenheimer was required to pay CIBC a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC and has placed the funds in escrow pending the outcome of legal proceedings.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2012 annual consolidated financial statements, and no significant new matters have arisen during the six months ended April 30, 2013.

52	CIBC SECOND QUARTER 2013

13.	Segmented information

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Apr. 30	Net interest income (1)	$1,422	$46	$368	$(13)	$1,823
2013	Non-interest income	531	481	211	93	1,316
	Intersegment revenue (2)	83	(84)	1	–	–
	Total revenue (1)	2,036	443	580	80	3,139
	Provision for credit losses	233	–	21	11	265
	Amortization (3)	22	3	1	60	86
	Other non-interest expenses	986	320	298	131	1,735
	Income (loss) before income taxes	795	120	260	(122)	1,053
	Income taxes (1)	191	28	62	(104)	177
	Net income (loss)	$604	$92	$198	$(18)	$876
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	604	92	198	(20)	874
	Average assets (4)	$254,098	$3,924	$126,104	$20,656	$404,782
Jan. 31	Net interest income (1)	$1,461	$47	$343	$4	$1,855
2013	Non-interest income	525	465	219	117	1,326
	Intersegment revenue (2)	79	(80)	1	–	–
	Total revenue (1)	2,065	432	563	121	3,181
	Provision for credit losses	241	–	10	14	265
	Amortization (3)	22	3	1	56	82
	Other non-interest expenses	999	312	444	150	1,905
	Income (loss) before income taxes	803	117	108	(99)	929
	Income taxes (1)	192	27	17	(105)	131
	Net income	$611	$90	$91	$6	$798
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	611	90	91	4	796
	Average assets (4)	$251,786	$4,015	$125,734	$20,778	$402,313
Apr. 30	Net interest income (1)	$1,415	$46	$241	$51	$1,753
2012	Non-interest income	515	446	222	148	1,331
	Intersegment revenue (2)	74	(74)	–	–	–
	Total revenue (1)	2,004	418	463	199	3,084
	Provision for credit losses	271	–	16	21	308
	Amortization (3)	23	2	1	66	92
	Other non-interest expenses	975	311	278	108	1,672
	Income before income taxes	735	105	168	4	1,012
	Income taxes (1)	179	26	37	(41)	201
	Net income	$556	$79	$131	$45	$811
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$1	$1
	Equity shareholders	556	79	131	44	810
	Average assets (4)	$251,673	$4,044	$114,108	$21,821	$391,646
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $97 million for the three months ended April 30, 2013 ($92 million and $61 million for the three months ended January 31, 2013 and April 30, 2012, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC SECOND QUARTER 2013	53

$ millions, for the six months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Apr. 30	Net interest income (1)	$2,883	$93	$711	$(9)	$3,678
2013	Non-interest income	1,056	946	430	210	2,642
	Intersegment revenue (2)	162	(164)	2	–	–
	Total revenue (1)	4,101	875	1,143	201	6,320
	Provision for credit losses	474	–	31	25	530
	Amortization (3)	44	6	2	116	168
	Other non-interest expenses	1,985	632	742	281	3,640
	Income (loss) before income taxes	1,598	237	368	(221)	1,982
	Income taxes (1)	383	55	79	(209)	308
	Net income (loss)	$1,215	$182	$289	$(12)	$1,674
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$4	$4
	Equity shareholders	1,215	182	289	(16)	1,670
	Average assets (4)	$252,923	$3,970	$125,916	$20,718	$403,527
Apr. 30	Net interest income (1)	$2,860	$94	$503	$138	$3,595
2012	Non-interest income	1,028	904	455	259	2,646
	Intersegment revenue (2)	145	(145)	–	–	–
	Total revenue (1)	4,033	853	958	397	6,241
	Provision for credit losses	552	–	42	52	646
	Amortization (3)	45	4	2	132	183
	Other non-interest expenses	1,949	621	566	236	3,372
	Income (loss) before income taxes	1,487	228	348	(23)	2,040
	Income taxes (1)	364	49	84	(103)	394
	Net income	$1,123	$179	$264	$80	$1,646
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$4	$4
	Equity shareholders	1,123	179	264	76	1,642
	Average assets (4)	$253,578	$4,051	$112,642	$23,638	$393,909
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $189 million for the six months ended April 30, 2013 ($118 million for the six months ended April 30, 2012) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

54	CIBC SECOND QUARTER 2013

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 30, 2013 at 7:30 a.m. (ET). The call will be available in English (416-340-2217 in Toronto, or toll-free 1-866-696-5910, passcode 3201624# throughout the rest of North America) and French (514-861-2255 in Montreal, or toll-free 1-877-405-9213, passcode 6704753#). A telephone replay of the conference call will be available in English and French until 23:59 (ET) June 13, 2013. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 9718152#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 2521553#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday May 30, 2013 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CIBC Mellon Trust at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PRICE OF COMMON SHARES

ISSUED UNDER THE

SHAREHOLDER INVESTMENT PLAN

Dates issued	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 1/13	$83.70

Mar. 1/13	$83.06

Apr. 1/13	$79.96

Apr. 29/13		$79.57

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211

www.cibc.com